3/14



03050583

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Altai Resources Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

FILE NO. 82- 2950 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw
DATE : 5/19/03



SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

AR/S
12-31-02



ALTAI
RESOURCES INC.

2002 ANNUAL REPORT

TO OUR SHAREHOLDERS

The audited consolidated financial statements for the year ended December 31, 2002 and summaries of technical information on various projects in which the Company has an interest are presented in this annual report. Our Company will also be filing the Annual Information Form (AIF) that provides even more details on the projects' technical information. These will be accessible on the websites of SEDAR at <www.sedar.com> and of our own at <www.altairesources.com>.

Time to rethink

Perusal of this annual report will be sufficient to show that the Company has a diversified portfolio of properties including gold, industrial minerals, base metals (particularly nickel) and natural gas. Since the Company became a publicly traded entity in 1988, our Directors pursued a policy of geographic and commodity diversification in the hope that downturn in any one area or commodity will be mitigated by the diversification. It may be time to rethink this strategy. It appears to me that a mixture of assets is not helping our share price.

Over the last three years, due to adverse market conditions we pulled out of Peru and Turkey. Our property interests are now only in Canada and Philippines. I believe that "unbundling" the Company's assets may be better for our shareholders. The sum total of its various parts may be greater than the total. This unbundling may be accomplished by optioning or vending out (selling) some of the projects to concentrate eventually on one commodity (e.g. gold or natural gas).

In the past this Company emphasized acquisition and exploration with the intention of turning over advanced properties to a "miner" to retain a residual interest. This strategy was based on the premise that greater shareholder value is added at the exploration stage. I believe this was the case until about four or five years ago. This premise may no longer hold, thanks to various scandals that rocked the junior exploration industry in the latter part of 1990's. Perhaps now producers are more in favor. The management of your Company will therefore be busy reviewing and rethinking the Company's business over the next year or so. It is hoped that positive outcomes will result as we re-align our business model to better respond to these industry developments.

I take this opportunity to thank our shareholders, directors and consultants.

On Behalf of the Board



Dr. Niyazi Kacira
President and CEO
April 21, 2003

MINING PROPERTIES

CANADA

Altai Resources Inc. has interest in two properties in Canada.

Malartic Township Gold Property, Quebec

This 50% owned property of 120 hectares (300 acres) is located 10 km northeast of the town of Malartic, Val d'Or area, Quebec.

In 1989 Jean-Pierre Labelle, an independent consultant based in Noranda, Quebec prepared a pre-feasibility study entitled "Pre-Feasibility Study of the Abior Project, Malartic, Quebec" for the property.

The reserves were estimated by Mr. Labelle for veins Nos. 7, 11, 12 and 13 as:

Probable reserves: 135,406 m.t. at a grade of 13.9 g/t (uncut) or 6.98 g/t (cut).
Possible reserves : 120,566 m.t. at a grade of 12.6 g/t (uncut) or 6.50 g/t (cut).

For all the veins the resources calculated by consultant amount to 466,000 tonnes grading 7.11 g/t gold (513,900 tons grading 0.21 oz/t) cut.

The variability of the gold content is related to the occurrence of several high grade intersections bearing free gold.

The property is within the prolific Val d'Or gold camp. The auriferous quartz veins spaced at about 10 m intervals occur in sheared diorite. Apart from mineralized quartz stringers and veins, diorite breccia and "bedded" carbonate-albite material is associated with the gold mineralization. The property has potential for hosting similar ore bodies as found elsewhere in the Val d'Or camp.

The property needs additional exploration to test zones with the high gold grade.

Lac St. Pierre Gas And Gas Storage Property, Quebec

This property of five oil and gas permits aggregating to 73,700 hectares (182,100 acres) is located in the Sorel area, 100 kilometers east of Montreal in the industrial heartland of Quebec. The property is owned 52.47% by Altai and 47.53% by Petro St-Pierre Inc. of Montreal. To date approximately 40% of the property has been covered by seismic surveys. Twenty three shallow (less than 150 meters deep) gas targets have been outlined and two have been drilled with gas discoveries. One major deep target has been outlined. Paul Laroche, consulting geologist-geophysicist, has prepared an updated report (April 2002) on the property, including analysis of the results of the deep seismic survey of year 2001. Highlights of the report are summarized below.

DEEP GAS TARGET

The deep (at depth of about 1,000 meters) exploration target, has been delineated. The target is a NE trending fault zone 24 kilometers long averaging one kilometer in width, all on land. The zone appears as a depression (a graben) at the top of Trenton formation of Ordovician age. The depression is interpreted to have been caused by hydrothermal dolomitization of fractured limestones (hydrothermal dolomite reservoir facies). The report points out that targets in similar geological setting along former shoreline of Cambro-Ordovician craton have produced large quantities of gas and oil in Ohio, Michigan, New York state, West Virginia and elsewhere in the Appalachian region of North America. Such targets are long and narrow.

In the Lac St. Pierre property, based on assumptions of 10% porosity and 30 meters of thickness of pay zone (assumption based on analogy with known deposits of similar type), the Consultant estimates that the target is capable of hosting 7.2 billion cubic feet (BCF) of gas per square kilometer and recommends a 1,300 meters deep well in the first phase of the exploration program, to reach the target and stratigraphically lower Beekmantown formation which elsewhere contains gas and oil. This deep target has not been drilled to date. Several wells drilled by others to the south and north of the target indicated gas.

Shallow Gas Target

With respect to shallow gas targets in Pleistocene (Quaternary era), the Consultant makes a number of useful observations and recommendations summarized below.

On the one third of the lake (Lac St. Pierre) that has been surveyed by the joint venture to date, he estimates total gas initially in place potential at 29.9 BCF but producible gas potential at 12 BCF. He also believes that producing gas from these small deposits under the lake may present logistical challenges due to icing of the St. Lawrence River (Lac St. Pierre is a widening of the river) and moving ice. He proposes some possible ways to overcome the challenges and recommends an engineering study to select the optimum solution.

Recommended Work Program

The Consultant recommends a multiphase program consisting mostly of drilling and some seismic surveys at an estimated cost of $5 million. Most of the seismic surveys will be conducted on the land portion of the permits, particularly on Sorel Islands where no logistical challenge is anticipated in the production from eventual deposits.

Altai believes that the property has, over the long run, an unparalleled value as a gas storage site due to its location. The property is located 5 kilometers south of the TransCanada Pipeline. According to publicly available information, Point du Lac shallow reservoir facility of 0.8 BCF, located two kilometers NE of the property, generates $6.6 million revenue per year.

PHILIPPINES

Altai Resources Inc. has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, Altai may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, Altai will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to Altai until it recovers its expenditures and 40% to Altai Philippines. After recovery of Altai's expenditures, proceeds will be shared equally.

Sibuyan Island Lateritic Nickel - Cobalt Property, Romblon

This property of 1,822 hectares (4,500 acres) is located on the Sibuyan Island, Province of Romblon, on the tidewaters of the Visayan Sea.

The property was explored in 1970's first by Pacific Metals Company and later by Mitsui Mining, both of Japan, in search for feed stock for the Japanese ferronickel smelting industry. Work for both companies was supervised by the same consultant. Based on 431 drill holes and test pits, the consultant estimated the resources at 19 million tonnes averaging 1.3% nickel at a cut-off grade of 1% nickel. The material contains one pound of cobalt per tonne.

The potential to increase the resource by further exploration of the property is excellent.

Lahuy Island Gold Property, Camarines Sur

This property of 1,377 hectares (3,400 acres) is located on the Lahuy Island in the Province of Camarines Sur.

It has a former gold producer (1936-1941), Treasure Island Mine, which was closed due to the Japanese invasion during the Second World War. The mine operated at rates of up to 250 tonnes per day and produced 66,000 oz of gold from two veins with an average grade of 14 g/t. The A-vein has been explored and developed by drifts down to the 1,150 feet level. Most of the production took place above the 400 feet level. An ore reserve/resource of similar grade exists below the 400 feet level. Since the war, only small scale high grade gouging operations were carried out in the upper part of the vein systems by the local people. In 1987, an Australian exploration company, the Genoa Group, explored the veins and a zone of disseminated mineralization by completing 3,800 meters of diamond drilling. The exploration program was supervised by a well-known Australian consulting firm, Robertson Research Minerals Ltd. (now Amco Robertson Mineral Services Ltd.).

In 1988, Minproc Engineers Pty Ltd., an Australian consulting firm, evaluated the historical mining data and the results of the 1987 drill program and concluded that in the A-vein the measured, indicated and inferred reserves/resources amount to 174,000 tonnes with a grade of 13 g/t gold. According to Minproc Engineers, the potential resource in the A and B veins, down to a depth of 200 meters, is estimated to be 434,000 tonnes, also at 13 g/t. In the zone of disseminated mineralization, the indicated resource is 214,000 tonnes grading 2.46 g/t gold and the potential resource is 5 to 10 million tonnes of similar grade.

PHILIPPINE PROJECTS


120°
125°
N
Luzon
Gold bearing Areas
Philippine Sea
MABULAO PROJECT (Copper-Gold)
LAHUY PROJECT (Gold)
15°
South China Sea
Manila
BULAN PROJECT (Gold)
TICAO PROJECT (Limestone)
Mindoro
Panay
Samar
SAMAR PROJECT (Gold-Platinum)
SIBUYAN PROJECT (Nickel-Cobalt)
Palawan
10°
Negros
NEGROS PROJECT (Sulphur-Gold)
Sulu Sea
Mindanao
300 kilometres
Celebes Sea

Map showing geographic locations of Altai Resources Inc. projects and their relative position to known gold bearing areas of the Philippine Archipelago

Negros Island Sulfur Property, Negros Oriental

This property of 4,052 hectares (10,000 acres) is located 15 km north of the city of Dumaguete, Negros Island, Province of Negros Oriental, and 3 km from the tidewaters of the Visayan Sea. The property was extensively explored in the 1960's, mostly by Benguet Corporation; 178 drill holes totaling about 24,500 meters were completed. In the 1970's ore reserve estimates were prepared by G. R. Oca, a Philippine consultant, and by the Philippine Bureau of Mines. Both studies indicate that there are about 59 million tonnes of mineable resources and 24 million tonnes of measured resources (drill indicated resources). The latter was left out of the open pit design by the consultant. Both the mineable and measured resources grade about 30% sulfur in native and sulfide form. The deposit is mineable by open pit and has a very low waste to ore ratio. There is an excellent potential to increase the combined reserve/resource to well over 100 million tonnes. The deposit has sufficient resources to support a large fertilizer plant or metallurgical plants. At present there is no sulfur production in the Philippines; all the sulfur is imported.

In 1998, Crew Minerals Philippines Inc. ("Crew" and formerly Mindex Resources Development, Inc.), a wholly-owned subsidiary of Crew Development Corporation, a TSX listed company, signed an option agreement to put the property into production for 75% net profit interest (NPI), while Altai Philippines will be carried at 25% NPI. In late 2002, Altai Philippines and Crew signed an amendment to the option agreement, revising the payment terms of the agreement. Altai Philippines will receive yearly advance royalty payments which will rise to US$125,000/year by January 2007 and thereafter, until the property reaches a production rate of at least 50,000 tonnes/month. Crew has the option to buy, at any time, Altai Philippines' NPI for US$750,000 on or before January 2007 and for US$1 million thereafter. The revision was made in consideration of the current world market conditions for sulfur and at the request of Crew. To date, Crew has not yet put the property into production.

Ticao Limestone Property, Masbate

This property of 2,500 hectares (6,200 acres) is located on the island of Ticao in Masbate Province. There are abundant exposures of a thick limestone unit adjacent to a shale deposit. Though the property has no established reserve or resource, the presence of large and abundant limestone outcrops suggests a large resource potential in the order of at least 150 million tonnes of limestone.

Altai Philippines carried out site visits and sampled the limestone and shale deposits. The limestone is of high purity, suitable for the manufacture of cement. Certain portions of the deposit are also suitable for use as filler in the paper, plastic and rubber industries. The combination of pure limestone and shale and the possibility of inexpensive transportation by sea would provide an ideal source of raw material for the manufacture of cement.

In 1997 a letter of intent was signed by a private Philippine company, Ticao Island Cement Corporation ("Ticao"), to buy the property for US$1 million. Ticao reportedly conducted some geotechnical work on the deposit (results are not available to Altai). Ticao commissioned R.G. Abiera and Associates ("RGA"), Mandaluyong City, Philippines to carry out a scoping study on the economics of setting up a cement plant on this property. RGA estimated that the optimum plant size will have a yearly production capacity of 1.2 million tons of Portland cement. The capital cost was estimated at US$275 million with a payback period of two years.

Ticao could not finance the project due to the economic downturn in S.E. Asia at that time. The agreement has since expired.

Altai Resources Inc. intends to sell the property. As yet, there are no expenditures required to keep the MPSA application in good standing.

Mabulao Copper-Gold Property, Camarines Norte

This property of 8,262 hectares (20,400 acres) is within the Larap-Paracale mining district, Camarines Norte Province, Luzon Island. The district has a long history of gold mining which dates back to the 16th century. The area had 12 producing gold mines in the late 1930's; it is one of the most productive gold mining camps in the Philippines. Within the area of the property there is one small past producing gold mine: the Opeso Gold Mine.

In addition to gold, the district has numerous porphyry copper and skarn occurrences. The presence of widespread copper mineralization within the Mabulao property suggests that there is also potential for the discovery of porphyry copper deposits. Some of these porphyry and skarn mineralizations were partially explored by previous owners in the 1970's using geophysical surveys and drilling. The results of this preliminary exploration were encouraging. Porphyry copper type disseminated mineralization was detected in three mineralized centers.

Altai's surface exploration programs carried out in 1996 and 1997 resulted in the discovery of additional copper and gold occurrences and in the delineation of copper and gold geochemical anomalies. These are attractive exploration targets which remain to be tested.

Samar Gold Property, Eastern Samar

This property of 3,900 hectares (9,650 acres) is located on southeastern Samar Island, in the Province of Eastern Samar. There is artisanal gold mining activity in the area; gold is panned from lateritic soil and from alluvial deposits.

In 1987, Minimax Mineral Exploration Corp. ("Minimax") carried out exploration on behalf of Baron Mineral Exploration Corp. of Australia. According to Minimax, in the area where the gold panners are active, there are boulders of vein quartz, hydrothermally altered rocks and silicified breccias in the creekbeds. The deeply incised creeks expose intensely altered rocks which may be the source of gold panned from the alluvial sediments. The property has excellent exploration potential for finding a lateritic gold deposit.

Minimax also reported that an unidentified white metallic mineral was at times found by the gold panners. This was thought to be platinum or a platinum group metal. Historical assay data pertaining to a sample of pan concentrate presumably taken from the Samar property in 1993, indicate platinum as well as palladium, iridium and osmium.

Planned reconnaissance exploration program will involve a search for both gold and platinum group metals.

Bulan Gold Property, Sorsogon

This property of 3,000 hectares (7,400 acres) is located on the Bicol Peninsula, at the south end of Luzon Island, Province of Sorsogon. In the 1991 to 1993 period, the Philippine Government carried out reconnaissance and semi-detailed geochemical surveys. Large gold-silver geochemical anomalies were detected and floats of hydrothermally altered, gold-mineralized rocks were found within the area of the property. The silica and clay alteration is typical of epithermal deposits. Boulders of mineralized rocks found in creekbeds assayed up to 1.44 g/t gold.

The property has potential for the discovery of bulk mineable low grade gold mineralization.

CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2002

		2002		2001
ASSETS				
Current				
Cash	$	64,681	$	104,315
Marketable securities (Note 3)		30,768		30,768
Accounts receivable		1,827		16,738
		97,276		151,821
Share investment (Note 4)		6,250		–
Note receivable (Note 5)		546,903		546,903
Investment in subsidiaries (Note 6)		643,508		810,321
Interests in mining properties (Note 7)		1,007,172		1,006,371
Natural gas interest (Note 8)		1,370,104		1,272,593
Investment in technology projects (Note 9)		1		1
Capital assets (Note 10)		108		943
Total Assets	$	3,671,322	$	3,788,953
LIABILITIES				
Current				
Accounts payable (Note 11)	$	37,677	$	40,684
SHAREHOLDERS' EQUITY				
Share capital (Note 12)		9,147,232		9,145,282
Deficit		(5,513,587)		(5,397,013)
		3,633,645		3,748,269
Total liabilities and shareholders' equity	$	3,671,322	$	3,788,953

The accompanying notes are an integral part of the financial statements.

Approved on behalf of the board:


Director


Director

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2002

		2002		2001
Revenue				
Investment and miscellaneous income	$	3,466	$	3,610
Interest earned on note receivable (Note 13)		242,163		205,242
Recovery on disposition of share investment		–		48,443
		245,629		257,295
Expenses				
Administrative expenses		33,005		113,778
Convertible note interest expense		–		19,313
Provision for doubtful accounts (Note 13)		242,163		205,242
Abandonment and write offs		–		832,105

		2002		2001
Write down investment in technology projects (Note 9)		1,029		1,067,285
Write down share investment		250		–
Prospecting and general		1,283		843
Amortization		835		1,145
		278,565		2,239,711
Net loss before share of net loss of equity investment		(32,936)		(1,982,416)
Share of net loss of equity investment		(83,638)		(67,553)
Net loss		(116,574)		(2,049,969)
Accumulated deficit, beginning of year		(5,397,013)		(3,347,044)
Accumulated deficit, end of year	$	(5,513,587)	$	(5,397,013)
Net loss per share (weighted average)	$	(0.005)	$	(0.114)

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

		2002		2001
Operating activities				
Net loss	$	(116,574)	$	(2,049,969)
Items not affecting cash				
Share of net loss of equity investment		83,638		67,553
Write down of share investment		250		–
Abandonment and write offs		–		832,105
Write down investment in technology projects		1,029		1,067,285
Amortization		835		1,145
Loss on sale of marketable securities		–		10,432
Decrease (increase) in accounts receivable		14,911		(5,116)
Decrease in convertible note interest payable		–		(23,736)
Decrease in accounts payable		(3,007)		(22,718)
Cash used in operating activities		(18,918)		(123,019)
Investing activities				
Deferred exploration expenditures		(801)		(7,712)
Proceeds on sale of marketable securities		–		9,060
Natural gas interest		(97,511)		(188,588)
Share investment		(6,500)		–
Investment in technology projects		(1,029)		(852)
Investment in subsidiaries		83,175		34,766
Cash used in investing activities		(22,666)		(153,326)
Financing activities				
Issue of shares		1,950		821,253
Conversion of convertible note		–		(450,000)
Cash provided by financing activities		1,950		371,253
Change in cash		(39,634)		94,908
Cash, beginning of year		104,315		9,407
Cash, end of year	$	64,681	$	104,315

The accompanying notes are an integral part of the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

1. Nature of operations

The Company has interests in mining properties which it is in the process of exploring and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of expenditures on resource properties, including deferred exploration expenditures, is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the exploration and the development of the resource properties, and upon future profitable production or proceeds from the disposition thereof.

2. Summary of significant accounting policies

(a) Principles of consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries in Canada, Peru and the United States.

(b) Marketable securities
Marketable securities are carried at the lower of cost and market value.

(c) Interests in mining properties
Interests in mining properties and claims are stated at cost. Exploration expenditures relating to mining properties in which an interest is retained are deferred and are carried as an asset until the result of the projects are known. If a project is successful, the acquisition cost and related deferred exploration expenditures would be amortized by charges against income from future mining operations. If a project is unsuccessful or if exploration has ceased because continuation is not economically feasible, the cost of the property and the related exploration expenditures are written off.

Exploration expenditures, which are general in nature and cannot be associated with a specific group of mining claims, and general administrative expenses are written off in the year in which they are incurred.

(d) Natural gas interest
Natural gas interest is stated at cost and includes expenditures for carrying and retaining undeveloped properties.

(e) Capital assets
Capital assets are stated at cost less accumulated amortization. Amortization of capital assets has been provided in the accounts on the straight line basis at the following rates:
Furniture and fixtures - over 5 years
Computer equipment - over 3 years

(f) Financial instruments
All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with available information for a reasonable assessment of future cash flows, interest rate risk and credit risk.

(g) Foreign currency translation
Balances denominated in foreign currencies are translated into Canadian dollars as follows:
i) monetary assets and liabilities at year end rates;
ii) all other assets and liabilities at historical rates; and
iii) revenue and expense transactions at the average rate of exchange prevailing during the year.
Exchange gains or losses arising on these transactions are reflected in income in the year incurred.

(h) Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(i) Income taxes
Income taxes are accounted for using the future income tax method. Under this method Income taxes are recognized for the estimated Income taxes payable for the current year and future income taxes are recognized for temporary differences between tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income tax assets and liabilities are measured using tax rates expected to be recovered or settled. Tax benefits have not been recorded due to uncertainty regarding their utilization.

(j) Stock based compensation
Effective January 1, 2002 the Company adopted the new accounting recommendations relating to stock based compensation and other stock based payments as detailed in the Canadian Institute of Chartered Accountants handbook section 3870. CICA 3870 establishes standards for the recognition, measurement and disclosure of stock based compensation and other stock based payments made in exchange for goods and services applying the fair value method of accounting. As permitted by CICA 3870 the Company is using the

intrinsic value method of accounting for stock options awarded to its employees and directors. On the date options on the Company's shares are granted to the employees and directors no compensation will be recorded when the exercise price is equal to or greater than the market price of the shares. The application of CICA 3870 had no impact on the Company's consolidated financial statements.

3. Marketable securities

The marketable securities on hand at December 31, 2002 had a market value of $108,122 (2001–$111,004).

4. Share investment

The share investment represents 50,000 common shares of Geostar Metals Inc. ("Geostar") issued in 2002 to the Company re the Option Agreement between Altai Philippines Mining Corporation ("Altai Philippines") and Geostar on the Sibuyan laterite nickel property of Altai Philippines signed in February 2002 and terminated in November 2002.

Trading of Geostar common shares has been halted since December 3, 2002 to date at the request of Geostar pending approval of its proposed company restructure and financing. The value of the Geostar shares as at December 31, 2002 has been adjusted based on the information provided by the Geostar press release of December 3, 2002 on the terms of the proposed transactions of four Geostar shares to be exchanged for one share of the new consolidated company and of the financing of the consolidated company at $0.50 per unit comprising of one consolidated company share and one share purchase warrant.

5. Note receivable

The note receivable represents a promissory note due from Altai Philippines Mining Corporation ("Altai Philippines"). This note bears interest at the rate of 18% per annum compounded annually. Although this note has no fixed terms of repayment, Altai Philippines is required under the terms of its shareholders' agreement to use at least 60% of its operating income to first pay any and all loans and accrued interest due to the Company. The monies advanced under this promissory note were for the purposes of exploration and acquisition of properties by Altai Philippines.

6. Investment in subsidiaries

The Company has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The main properties of Altai Philippines are Sibuyan Island lateritic nickel-cobalt property, Lahuy Island gold property, Negros Island sulfur property, Ticao limestone property, Mabulao copper-gold property, Samar gold property and Bulan gold property.

Since September 1998 Crew Development Corporation ("Crew"), through its wholly owned subsidiary, Crew Minerals Philippines Inc. (formerly Mindex Resources Development, Inc.), has an option agreement to put the Negros Island sulfur property into production for 75% net profit interest (NPI) of the property while Altai Philippines will be carried at 25% NPI. As at December 31, 2002 and to date, Crew has not yet put the property into production. In November 2002, the payment terms of the option agreement have been revised in consideration of the current world market conditions for sulfur and at the request of Crew. The purchase price of Altai Philippines' NPI in the property has been revised to US$750,000 if the purchase is made on or before January 2007 and to US$1 Million thereafter.

In February 2002, Altai Philippines entered into an option agreement with Geostar Metals Inc. ("Geostar") of Vancouver on Altai Philippines' nickel laterite property on Sibuyan Island. Under the option agreement, Geostar would have one year from the date of an exploration permit or a similar permit being granted to conduct its due diligence and to decide whether or not to exercise the option and Geostar was to fund the expenses for the application of the said permit. 50,000 common shares of Geostar were issued to the Company after the TSX Venture Exchange has accepted the agreement as consideration for the granting of the option. The option agreement has been terminated in November 2002 due to Geostar's lack of funding to finance the expenses for the application of the said permit.

The Company records its investment in Altai Philippines Mining Corporation on the equity basis. Under this method, the Company reflects in its earnings its proportionate share of the earnings (losses) of the subsidiary. The investment in the subsidiary is recorded at cost minus undistributed losses since inception.

	2002	2001
40% equity shares and investment expenses	$ 962,765	$ 1,045,940
Share of net losses to date	(319,258)	(235,620)
	$ 643,507	$ 810,320

The investment in the Company's wholly owned subsidiary, Compania Minera Carrera S.A., has been written down to a nominal value. The

Company has abandoned all activities in Chile and currently retains no interest in any properties in the country.

7. Interests in mining properties

	Balance, Beginning of Year	Expenditure	Write-off/ Disposition	Balance, End of Year
Malartic Township, Quebec				
Property	$ 283,711	$ –	$ –	$ 283,711
Expenditure	722,660	801	–	723,461
	$ 1,006,371	$ 801	$ –	$ 1,007,172

Mining property description:

Malartic Township gold property, Quebec
50% working interest in three mining claims totalling 120 hectares (300 acres).

8. Natural gas interest

At the beginning of 2002 the Company owned a 52.4% working interest in a natural gas and gas storage property comprising natural gas permits covering 73,700 hectares (182,100 acres) in the Sorel area of Quebec.

As at December 31, 2002 this working interest was 52.47%. The project partner, Petro St-Pierre Inc. ("PSP"), had 47.53% working interest at December 31, 2002. Menora Resources Inc. holds a 10% net profit interest participation in the Company's future share of net profits after payback from the project. Menora's participation is limited to the recovery of its investment carrying value of $259,010.

In June 2002, the Company and PSP signed an agency agreement with AJL International, a Quebec private company, on non-exclusive and commission basis, for the latter to find a joint venture partner for the Company and PSP to further explore and develop the project. The agreement expires on June 15, 2003.

9. Investment in technology projects

The Company, through its wholly-owned subsidiary, Altai Technologies Inc. ("Altai Technologies"), has one high technology project, the Mapcheck Inc. project. As at December 31, 2002 and to date, Altai Technologies has made investment of $1,000,000 in Mapcheck Inc. of Waterloo, Ontario and has 28.01% equity interest (33.33% voting interest) in that company. The investment in the project has been written down to $1 as it has to date been unable to generate any operating income.

The enMonitor project, which had been written down to a nominal value in 2001, was written off in 2002.

The Company has a loan agreement with Altai Technologies that the total amount of all expenses, including any investment payments for the projects of Altai Technologies, which have been and will be paid by the Company on behalf of Altai Technologies in excess of $400,000 will be treated as a non-interest bearing loan and will be repayable to the Company immediately upon the earlier of the completion of any financing of Altai Technologies or the day before Altai Technologies becomes a publicly traded company.

10. Capital assets

			2001	2000
	Cost	Accumulated Amortization	Net	Net
Furniture and equipment	$ 3,866	$ 3,758	$ 108	$ 943

11. Accounts payable

Accounts payable includes $11,235 payable to an officer of the Company.

12. Share capital

Authorized
An unlimited number of common shares of no par value.

Issued	No. of shares	Amount
Issued at December 31, 2001	22,918,554	$ 9,145,282
Issued for cash – exercise of warrants	15,000	1,950
Issued at December 31, 2002	22,933,554	$ 9,147,232

a) Effective June 27, 2002, the Company's 1987 and 1996 Stock Option Plans have been terminated and replaced by the 2002 Stock Option Plan which authorizes the Board to grant up to 2,293,000 option shares to directors, officers and employees of the Company or of its subsidiaries. The options are generally exercisable for up to five years from the date of grant. The six stock options to directors, officers and employees totalling 393,000 shares granted under the former two stock option plans outstanding at June 27, 2002 remain in full force until they are fully exercised, expired or cancelled.

The prices of all share options granted are greater than or equal to the fair market value of each common share on the dates the options were granted.

At December 31, 2002, there were 697,000 option shares available for grant.

The following table summarizes share option activities since December 31, 2001:

		Options outstanding
	Number of shares	Weighted average exercise price
Balance at December 31, 2001	1,019,333	$ 0.23
Granted	1,263,000	0.10
Cancelled	(686,333)	0.21
Balance at December 31, 2002	1,596,000	$ 0.13

The following table summarizes outstanding share options at December 31, 2002:

Number of share options outstanding			Expiry date	Weighted average exercise price
Exercisable	Unexercisable	Total		
30,000	–	30,000*	January 27, 2003	$ 0.49
163,000	–	163,000*	July 3, 2003	0.35
26,667	13,333	40,000*	May 13, 2004	0.16
66,667	33,333	100,000*	October 10, 2004	0.10
1,203,000	–	1,203,000	August 18, 2007	0.10
60,000	–	60,000	October 31, 2007	0.10
1,549,334	46,666	1,596,000		$ 0.13

* granted under the 1987 and 1996 Stock Option Plans.

b) At December 31, 2002, there were 1,235,000 share purchase warrants outstanding. Each warrant allows the warrant holder to purchase one common share of the Company at $0.15 per share on or before October 9, 2003.

c) At December 31, 2002, there were 219,667 escrowed common shares outstanding.

13. Interest earned on note receivable and provision for doubtful accounts

A provision for doubtful accounts has been made for the annual interest income of the note receivable from Altai Philippines as it has to date been unable to generate operating income (see Note 5) and accordingly has been unable to meet its interest obligations to the Company.

14. Related party transactions

Consulting services were provided by officers. Fees for such services amounted to $72,000 (2001 – $74,200). These fees have been allocated to administrative expenses ($36,000) and investment in subsidiaries and resource properties ($36,000).

15. Income taxes

The provision for income taxes is different from the amount that would have been computed by applying statutory federal and provincial rates due to the following:

	2002	2001
Statutory rate	19.49%	19.49%
Loss before income taxes	$ (116,574)	$ (2,049,969)
Amortization per statements	835	1,145
Abandonment and write offs	–	832,105
Write down of share investment	250	–
Write down of investment in technology projects	1,029	1,067,285
Share of loss of equity investment	83,638	67,553
Non-taxed capital loss	–	(48,443)
Non-deductible (gain)/losses of subsidiaries	(5,939)	62,748
Loss for tax purposes	$ (36,761)	$ (67,576)

The Company has income tax losses in the amount of $904,000 (2001 - $1,082,000) and tax pools in the amount of $1,082,000 (2001 - $984,000) available to reduce future taxable income. The potential benefits of these amounts have not been reflected in these financial statements.

Income tax losses by year of expiry:

2003	$ 394,000
2004	212,000
2005	94,000
2006	27,000
2007	73,000
2008	67,000
2009	37,000
	$ 904,000

16. Subsequent events

(a) In January 2003, 30,000 option shares at $0.10 per share were exercised and 30,000 option shares at $0.49 per share expired without being exercised.

(b) In February 2003 the Company has assumed the operatorship of the Lac St. Pierre gas and gas storage project, Quebec from Petro St-Pierre Inc., the project joint-venture partner.

(c) In February 2003 the Company closed a private placement of $75,000 for 750,000 common shares of which 300,000 shares are flow-through shares, at $0.10 per share to an accredited investor.

Bolton & Bolton

Chartered Accountants

25 Oak crest Avenue, Unionville, Ontario L3R 2B9

AUDITORS' REPORT

To the Shareholders of Altai Resources Inc.

We have audited the consolidated balance sheets of Altai Resources Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



Unionville, Ontario
February 14, 2003

Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the expression of a qualified opinion when the financial statements are affected by significant uncertainties such as those referred to in notes 1 and 2 to the financial statements. The opinion in our report to the shareholders dated February 14, 2003 is not qualified with respect to, and provides no reference to, these uncertainties since such an opinion would not be in accordance with Canadian reporting standards for auditors when the uncertainties are adequately disclosed in the financial statements.



Unionville, Ontario
February 14, 2003

Chartered Accountants

CORPORATE INFORMATION

DIRECTORS:	Dr. Niyazi Kacira Maria Au Dr. Didier Pomerleau Dr. K. Sethu Raman
OFFICERS:	Dr. Niyazi Kacira - President and CEO Maria Au - Secretary-Treasurer
REGISTERED OFFICE:	111 Lynedock Crescent Toronto, Ontario Canada M3A 2A7 Tel: (416) 383-1328 Fax (416) 383-1686 Email: altai@arex.com Internet: http://www.altairesources.com
BANKERS:	Canadian Imperial Bank of Commerce Toronto, Ontario, Canada
TRANSFER AGENT:	Computershare Trust Company of Canada 100 University Avenue 9th Floor Toronto, Ontario, Canada M5J 2Y1
AUDITORS:	Bolton & Bolton Unionville, Ontario, Canada
LEGAL COUNSEL:	Lavery, de Billy Montreal, Quebec, Canada
STOCK EXCHANGE LISTING:	TSX Venture Exchange Symbol: ATI
U.S.A.:	SEC RULE 12g3-2(b) EXEMPTION NO.: 82-2950

ALTAI RESOURCES INC.

111 Lynedock Crescent, Toronto, Ontario, Canada M3A 2A7
Tel: (416) 383-1328 Fax: (416) 383-1686
Email: altai@arex.com Website: http://www.altairesources.com

PROXY

SOLICITED BY THE MANAGEMENT OF THE CORPORATION FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
JUNE 18, 2003

The undersigned shareholder of **ALTAI RESOURCES INC.** (The "Corporation"), hereby appoints Niyazi Kacira, the President and CEO of the Corporation, or failing him, Maria Au, Secretary-Treasurer of the Corporation, OR INSTEAD OF ANY OF THE FOREGOING ______________________________,
as nominee of the undersigned to attend and act for and on behalf of the undersigned at the Annual and Special Meeting of the Shareholders of the Corporation to be held on the 18th day of June, 2003 and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned was personally present at the said meeting or such adjournment or adjournments thereof, and without limiting the generality of the power hereby conferred, the nominees designated above are directed to vote for or against, or withhold from voting, the shares registered in the name of the undersigned as specified below:

1. **VOTE FOR** ☐ **AGAINST** ☐ Resolution A (as described in the accompanying management information circular) authorizing the board of directors to issue or reserve for issuance up to 23.7 million common shares pursuant to private placement financings, including issuance of warrants, convertible debentures and other instruments within one year from June 18, 2003 or until the next annual and special meeting of shareholders, whichever is earlier.

2. **VOTE FOR** ☐ **WITHHOLD FROM VOTING** ☐
on the election as directors of the nominees referred to in the accompanying management information circular, namely, Niyazi Kacira, Maria Au, Didier Pomerleau and K. Sethu Raman.

3. **VOTE FOR** ☐ **WITHHOLD FROM VOTING** ☐
on the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors.

If any amendments or variations to the matters referred to or to any matters identified in the notice of meeting are proposed at the meeting or any adjournment or adjournments thereof or if any other matters which are not now known to management should properly come before the meeting or any adjournment or adjournments thereof, this proxy confers discretionary authority on the person voting the proxy to vote on such amendments or variations or such other matters in accordance with the best judgment of such person.

This proxy is solicited by the management of the Corporation. A shareholder has the right to appoint a person to represent him and to attend and act for him on his behalf at the meeting other than the nominees designated above and may exercise such right by striking out the printed names and inserting the name of his nominee in the blank space provided above for that purpose.

This proxy revokes and supersedes all proxies of earlier date.

____
SIGNATURE OF SHAREHOLDER

____
NAME OF SHAREHOLDER (Please print)

____
DATE

NOTES:

1. This proxy form must be signed and dated by the shareholder or his attorney authorized, under its seal or by any officer or attorney thereof duly authorized. If the proxy form is not dated in the space provided it is deemed to bear the date on which it is mailed by the management of the Corporation.

2. **In the event that no specification has been made with respect to voting for or against the matter referred to in Item 1, voting for or withholding from voting in the election of directors, and the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors, the proxy nominees are instructed to vote for such matters for the shares represented by this proxy.**

3. This proxy to be effective must be deposited at Altai Resources Inc., 111 Lynedock Crescent, Toronto, Ontario, Canada, M3A 2A7 not less than one business day preceding the day of the meeting or any adjournment thereof at which such proxy is to be used.

ALTAI RESOURCES INC.
111 Lynedock Crescent, Toronto, Ontario, Canada M3A 2A7
Tel: (416) 383-1328 Fax: (416) 383-1686
Email: altai@arex.com Website: http://www.altairesources.com

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders of **ALTAI RESOURCES INC.** (the "Corporation") will be held on Wednesday, the 18th day of June, 2003 at Sir John A Room, Albany Club, 91 King Street East, Toronto, Ontario, Canada at the hour of 4:30 o'clock in the afternoon (Toronto time), for the following purposes:

1. To receive and consider the audited consolidated financial statements of the Corporation for its financial year ended December 31, 2002 together with the report of the auditors thereon;

2. To consider and if thought fit, pass a resolution authorizing the directors to issue or reserve for issuance up to 23.7 million common shares pursuant to private placement financings, including issuance of warrants, convertible debentures and other instruments;

3. To elect directors;

4. *To appoint auditors and to authorize the directors to fix the remuneration of the auditors;*

5. To transact such further or other business as may properly come before the meeting or any adjournments thereof.

The management information circular and the form of proxy accompany this notice.

BY ORDER OF THE BOARD OF DIRECTORS

Maria Au
Secretary-Treasurer

April 25, 2003

NOTES:

1. Shareholders who are unable to be present personally at the meeting are requested to sign and return, in the envelope provided for that purpose, the accompanying form of proxy for use at the meeting. The proxy must be received at the Corporation's office not less than one business day preceding the day of the meeting or any adjournments thereof at which such proxy is to be used.

2. Only shareholders of record at the close of business on the record date, May 8, 2003, will be entitled to vote at the meeting except to the extent that a person has transferred any common shares after that date and the transferee of such shares establishes proper ownership and demands not later than ten days before the meeting that his name be included in the list of shareholders in which case the transferee is entitled to vote his shares at the meeting.

ALTAI RESOURCES INC.
111 Lynedock Crescent, Toronto, Ontario, Canada M3A 2A7
Tel: (416) 383-1328 Fax: (416) 383-1686
Email: altai@arex.com Website: http://www.altairesources.com

MANAGEMENT INFORMATION CIRCULAR

Unless otherwise noted herein, all information set forth in this Management Information Circular is as at April 21, 2003.

MANAGEMENT SOLICITATION

This Information Circular accompanies the Notice of Annual and Special Meeting of the Shareholders of ALTAI RESOURCES INC. (the "Corporation") to be held on Wednesday, the 18th day of June, 2003, at Sir John A Room, Albany Club, 91 King Street East, Toronto, Ontario, Canada at the hour of 4:30 o'clock in the afternoon (Toronto time), and is furnished in connection with the SOLICITATION BY THE MANAGEMENT OF THE CORPORATION of proxies for use at the meeting. The solicitation will be primarily by mail but proxies may also be solicited by employees or representatives of the Corporation by advertisement, by telephone, by telecopier or other telecommunications, including electronic display such as the Internet. The cost of such solicitation will be borne by the Corporation.

A PROXY IN THE FORM ENCLOSED WITH THE NOTICE OF MEETING CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.

The completed proxy must be deposited at the registered office of the Corporation not less than one business day preceding the day of the meeting or any adjournments thereof at which such proxy is to be used.

The common shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the shareholders, and if a shareholder specifies a choice with respect of any matter to be acted upon the common shares shall be voted accordingly.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are directors or representatives of the Corporation. A shareholder has the right to appoint a person (who need not be a shareholder) to attend, act and vote for him and on his behalf at the meeting or any adjournments thereof, other than the persons designated in the enclosed form of proxy, by striking out the printed names and filling in the name of such person in the blank space provided in the form of proxy, or by completing another proper form of proxy. Such shareholder should notify the nominee of the appointment, obtain his consent to act as proxy and should provide instructions on how the shareholder's common shares are to be voted. In any case, an instrument of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached where an attorney has executed the instrument of proxy.

REVOCATION OF PROXIES

Proxies given by shareholders for use at the meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournments thereof, at which the proxy is to be used, or with the chairman of such meeting, or any adjournments thereof, and upon any such deposit the proxy is revoked.

EXERCISE OF DISCRETION BY PROXIES

All common shares represented by properly executed proxies received by the Corporation in a timely manner will be voted or withheld from voting at the meeting in accordance with the instructions of the shareholders appointing them. If a choice is specified in respect of any matter to be acted upon, the common shares will be voted accordingly.

On any ballot that may be called for, the shares represented by proxies in favour of management will be voted or withheld from voting in each case in accordance with the specifications made by the shareholders in the manner referred to above.

IN RESPECT OF PROXIES IN WHICH THE SHAREHOLDERS HAVE NOT SPECIFIED THAT THE PROXY NOMINEES ARE REQUIRED TO VOTE FOR OR VOTE AGAINST OR WITHHOLD FROM VOTING IN RESPECT OF A MATTER IDENTIFIED IN THE FORM OF PROXY, THE SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF EACH SUCH MATTER.

The form of proxy forwarded to shareholders with the notice of meeting confers discretionary authority upon the proxy nominees with respect to amendments or variations of matters identified in the notice of meeting or other matters which may properly come before the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of common shares, of which as at April 21, 2003, there were 23,713,554 common shares of the Corporation issued and outstanding.

Shareholders registered on the books of the Corporation at the close of business on the record date, May 8, 2003, are entitled to vote at the meeting, except to the extent that a shareholder transfers any of his shares after such record date, and the transferee (upon producing properly endorsed certificates evidencing ownership of such shares, or otherwise establishing that he owns such shares) demands, not later than ten days prior to the date of the meeting, that his name be included in the list of shareholders, then the transferee shall be entitled to vote his shares at the meeting.

To the knowledge of the directors and senior officers of the Corporation, there is one person/company beneficially owning, directly or indirectly, or exercising control or direction, of more than 10% of the issued and outstanding common shares of the Corporation. As at April 21, 2003, Niyazi Kacira beneficially/directly owns 4,423,902 common shares, representing approximately 18.7% of the issued and outstanding shares of the Corporation.

APPROVAL OF ISSUANCE OF UP TO 23,700,000 COMMON SHARES

In order to strengthen the working capital of the Corporation to develop the promising properties and projects in the Corporation's asset portfolio, management may wish to undertake private placement financings including issuance of common shares, warrants, convertible debentures, and other instruments. The Board of Directors of the Corporation believes that it is in the best interests of the Corporation that the Board of Directors be provided with the flexibility to undertake private placement financings including issuance of common shares, warrants, convertible debentures and other instruments as market opportunities arise and as financial requirements dictate.

The policies of the TSX Venture Exchange provide that shareholder approval is required for a private placement financing including issuance of common shares, warrants, convertible debentures and other instruments which will result in or is part of a transaction involving a change in control or change in absolute control (equal to or greater than 50%) of the Corporation.

At the meeting, shareholders of the Corporation will be asked to consider and, if thought fit, to pass, with or without variation, a resolution, the text of which is set forth in Schedule A of this circular, authorizing the Board of Directors of the Corporation to proceed with private placement financings including issuance of common shares, warrants, convertible debentures and other instruments resulting in the issuance or reservation for issuance of up to 23,700,000 common shares of the Corporation during the period ending one year from the date of this annual and special meeting of the shareholders or until the next annual and special meeting of shareholders, whichever is earlier. Such private placement financings including issuance of common shares, warrants, convertible debentures and other instruments will be subject to the following additional terms:

1. Each private placement financing including issuance of common shares, warrants, convertible debentures and other instruments will be carried out in accordance with the guidelines of the TSX Venture Exchange policies and applicable securities regulations;

2. Each private placement financing including issuance of common shares, warrants, convertible debentures and other instruments would not materially affect control of the Corporation or result in change in absolute control (equal to or greater than 50%) of the Corporation; and

3. The price per share of each common share issued or reserved for issuance pursuant to each private placement financing including issuance of warrants, convertible debentures and other instruments will not be lower than the closing market price on the TSX Venture Exchange on the trading day prior to the date notice is deemed given to the TSX Venture Exchange ("Market Price"), by the policy of the TSX Venture Exchange, less the applicable discount (the exercise price of warrants attached to private placements will not be less than the Market Price) as follows:

Market Price	*Maximum Discount Therefrom*
$0.50 or less	25%
$0.51 to $2.00	20%
above $2.00	15%

As well, the TSX Venture Exchange retains the discretion to decide whether or not a particular private placement will materially affect control of the Corporation, in which case specific shareholder approval may be required.

The Board of Directors, in its opinion, considers that there may be appropriate reasons for doing private placement financings in the coming year to develop some of the assets in the Corporation's portfolio, to acquire and develop new assets and to increase the working capital of the Corporation. Therefore it is seeking this authorization from the shareholders so as to enable it to do the private placement financings at the opportune timings.

This resolution requires confirmation by a majority of the votes cast at the Meeting. **It is intended that the shares represented by proxies solicited by management of the Corporation will be voted in favour of the resolution authorizing the Board of Directors to proceed with the resolution authorizing the issuance of up to 23,700,000 common shares during the period ending one year from the date of this meeting or until the next annual and special meeting of shareholders, whichever is earlier.**

ELECTION OF DIRECTORS

All the directors are elected annually. The Articles of the Corporation provide that the number of directors of the Corporation shall consist of a minimum of three and a maximum of eleven directors. The board of directors has fixed the number of directors to be elected at four (4) directors for the upcoming meeting.

Unless the shareholder directs that his shares be otherwise voted or withheld from voting in connection with the election of directors, the persons named in the enclosed form of proxy intend to vote for the election of the four nominees whose names are set forth below.

Management does not contemplate that any of the nominees will be unable to serve as a director; should that occur for any reason prior to the meeting, the person(s) named in the proxy will vote for another nominee in their discretion. Each director elected will hold office until the next Annual Meeting or until his/her office is earlier vacated in accordance with the By-Laws of the Corporation.

The following table states the names of all the persons proposed to be nominated or elected as directors, all other positions and offices with the Corporation now held by them, their principal occupations and employment, the date upon which each became a director of the Corporation and the approximate number of shares of the Corporation beneficially owned, directly or indirectly or controlled by each of them as of April 21, 2003.

NAME AND PRINCIPAL OCCUPATION OR EMPLOYMENT	DIRECTOR SINCE	ALTAI SHARES
NIYAZI KACIRA, Ph.D., P.Eng., MBA, FGAC* Director, President & CEO of Altai Resources Inc.	2/05/1987	4,423,902
MARIA AU, MBA, CGA Director & Secretary–Treasurer of Altai Resources Inc.	6/17/1991	1,145,350
DIDIER POMERLEAU, MBA, LLM, Ph.D., C.Adm.* Director of Altai Resources Inc.; Senior Policy & Program Advisor, Ontario Ministry of Education	5/07/2001	0
K. SETHU RAMAN, Ph.D., FGAC * Director of Altai Resources Inc.; President & Director of Holmer Gold Mines Limited; Director of Visa Gold Exploration Inc.	9/04/2001	2,000
* MEMBERS OF THE AUDIT COMMITTEE		

The information as to the number of shares owned has been furnished by the respective nominees who are all Canadian citizens.

Of the above four nominees, two are currently outside (non-management) directors of the Corporation.

Each of the persons named in the above table was elected a director of the Corporation by vote of shareholders at the annual and special meeting held on June 14, 2002.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The policies of the TSX Venture Exchange, on which the Corporation's shares are listed, require disclosure on an annual basis of the approach to corporate governance by companies listed on such exchange. The TSX Venture Exchange policies require disclosure of the Corporation's system of corporate governance with reference to certain guidelines proposed by the TSX Venture Exchange policies, however, there is no requirement for the Corporation to comply with such TSX Venture Exchange guidelines.

GENERAL

The responsibility to oversee the conduct of the business and to guide management of the Corporation resides with the board of directors of the Corporation (the "Board"). The Board has not, in the past, instituted a formal approach to its corporate governance practices, due to its size and stage of development. As prescribed by the *Business Corporations Act* (Ontario), the mandate, duties and objectives of the Board are to manage or supervise the management of the business and affairs of the Corporation. In practice, Board approval is sought in respect to material decisions involving the business and affairs of the Corporation which are not routine and therefore not dealt with by management of the Corporation.

THE DIRECTORS

The proposed board of directors consists of four directors, including two officers of the Corporation, and two outside (non-management) directors. All outside directors can be considered "unrelated directors", which are generally defined as directors who are independent of management of the Corporation.

During the most recently completed fiscal year, the Board held four meetings and passed several written resolutions. All members of the board who are nominated for re-election have attended at least 75 percent of the meetings of the board during their capacity as directors of the Corporation.

COMMITTEES

The only committee the Corporation presently has is an audit committee. The Board reviews on an annual basis its need to form any additional committees as may be necessary to assist the Board in discharging its duties.

The Board is required under the *Business Corporations Act* (Ontario) to elect annually from among its members an audit committee composed of at least three members. The proposed members of the Corporation's Audit Committee are Messrs. D. Pomerleau, K. S. Raman and N. Kacira, all of whom served on such committee during the most recently completed fiscal year.

RESPONSE TO SHAREHOLDERS COMMENTS AND CONCERNS

Management is available to shareholders to receive feedback and respond to questions or concerns on a prompt basis. It is available for any shareholder to contact the Corporation by telephone, fax, mail or email at its head office. The Board believes that the Corporation's approach to communicating with shareholders and other interest parties is both responsive and effective.

The Board believes that it carries out governance of the Corporation's affairs effectively, and will continue to review the Corporation's governance practices in view of the TSX Venture Exchange policies and make changes as are deemed appropriate.

EXECUTIVE COMPENSATION

The Corporation has two executive officers. The Corporation paid a total of $72,000 cash compensation to the two executive officers during the financial year ended December 31, 2002.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Niyazi Kacira	2002	-	-	36,000	506,500 (1)	-	-	-
President & CEO	2001	-	-	36,000	-	-	-	-
	2000	-	-	36,000	66,500 (2)			

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Maria Au	2002	-	-	36,000	85,000 [1]	-	-	-
Secretary-Treasurer	2001	-	-	36,000	-	-	-	-
	2000	-	-	36,000	15,000 [2]	-	-	-

[1] Each option entitles the holder to acquire the indicated number of Altai common shares in accordance with the 2002 Stock Option Plan.

[2] Each option entitles the holder to acquire the indicated number of Altai common shares in accordance with the Amended 1987 Stock Option Plan and the Amended 1996 Stock Option Plan.

OPTION GRANTS TO OFFICERS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2002

Name	Securities Under Options Granted (#)	% of Total Options Granted to Officers/ Employees in 2002	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date Of Options
N. Kacira	506,500	82.83	0.10	0.05	August 18, 2007
M. Au	85,000	13.90	0.10	0.05	August 18, 2007

AGGREGATE OPTIONS EXERCISED BY OFFICERS IN THE FINANCIAL YEAR ENDED DECEMBER 31, 2002 AND OPTION VALUE

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#) [1]		Value of Unexercised In-the-Money Options at Fiscal Year-End ($) [2]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
N. Kacira	Nil	Nil	573,000	Nil	Nil	Nil
M. Au	Nil	Nil	100,000	Nil	Nil	Nil

[1] At December 31,2002 and as directors of the Corporation, Niyazi Kacira has 573,000 (66,500 shares at $0.35/share expiring July 3, 2003 and 506,500 at $0.10/share expiring August 18, 2007) unexercised exercisable shares option and Maria Au has 100,000 of such shares option (15,000 shares at $0.35/share expiring July 3, 2003 and 85,000 shares at $0.10/share expiring August 18, 2007).

[2] The difference between the closing price of Altai common shares on the TSX Venture Exchange on December 31, 2002 ($0.09) and the exercise price of any in-the-money unexercised options to acquire Altai common shares.

COMPENSATION OF DIRECTORS

The directors of the Corporation received no cash compensation in their capacity as directors during the financial year ended December 31, 2002.

OPTION GRANTS TO DIRECTORS WHO ARE NOT EXECUTIVE OFFICERS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2002

Name of Director	Securities under Options Granted (#)	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date of Options
D. Pomerleau	60,000	0.10	0.07	October 31, 2007

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As at December 31, 2002 there was no indebtedness to the Corporation by any director and officer.

APPOINTMENT OF AUDITORS

Unless such authority is withheld the persons named in the enclosed form of proxy intend to vote for the appointment of Bolton & Bolton, Chartered Accountants, 25 Oakcrest Avenue, Unionville, Ontario, as auditors of the Corporation and for the authorization of the directors to fix the remuneration of the auditors. Bolton & Bolton were first appointed auditors of the Corporation on December 31, 1991.

OTHER BUSINESS

The Management of the Corporation knows of no matters to come before the meeting other than the matters referred to in the Notice of Meeting.

APPROVAL OF THE BOARD OF DIRECTORS

The contents and sending of this Management Information Circular and the Form of Proxy have been approved by the Board of Directors of the Corporation.



Maria Au
Secretary-Treasurer

April 25, 2003

SCHEDULE A

ISSUANCE OF UP TO 23,700,000 COMMON SHARES RESOLUTION

BE IT RESOLVED THAT:

1. The Directors of the Corporation be and they are hereby authorized to issue or reserve for issuance pursuant to private placement financings including issuance of common shares, warrants, convertible debentures and other instruments up to 23,700,000 common shares during the period ending one year from the date hereof or until the next annual and special meeting of shareholders, whichever is earlier, subject to the following additional terms:

(a) such private placement financings including issuance of common shares, warrants, convertible debentures and other instruments will be carried out by the Corporation in accordance with the guidelines of the TSX Venture Exchange and applicable securities regulations;

(b) such private placement financings including issuance of common shares, warrants, convertible debentures and other instruments would not materially affect control of the Corporation or result in change in absolute control (equal to or greater than 50%) of the Corporation; and

(c) the price per share of each common share issued or reserved for issuance pursuant to each private placement financing including issuance of warrants, convertible debentures and other instruments is not lower than the closing market price on the TSX Venture Exchange on the trading day prior to the date notice is deemed given to the TSX Venture Exchange ("Market Price"), by the policy of the TSX Venture Exchange, less the applicable discount (the exercise price of warrants attached to private placements will not be less than the Market Price) as follows:

Market Price	*Maximum Discount Therefrom*
$0.50 or less	25%
$0.51 to $2.00	20%
above $2.00	15%

2. This resolution is subject to the TSX Venture Exchange retaining the discretion to decide whether or not a particular private placement will materially affect control of the Corporation, in which case specific shareholder approval may be required.

3. The directors and/or officers of the Corporation be and they are hereby authorized and directed to execute and deliver under the corporate seal of the Corporation or otherwise all such documents and instruments and to do all such acts and things as in their opinion may be necessary or desirable to give effect to this resolution.

2amnic

ALTAI RESOURCES INC.
CONSOLIDATED BALANCE SHEET AS AT MARCH 31, 2003

		March 31, 2003 (Unaudited)		December 31, 2002 (Audited)
ASSETS				
Current				
Cash	$	75,294	$	64,681
Marketable securities (Note 2)		30,768		30,768
Accounts receivable		6,796		1,827
		112,858		97,276
Share Investment		6,250		6,250
Note receivable		546,903		546,903
Investment in subsidiaries		622,269		643,508
Interests in mining properties (Note 3)		1,007,172		1,007,172
Natural gas interest		1,414,606		1,370,104
Investment in technology projects		1		1
Capital assets		54		108
Total Assets	$	3,710,113	$	3,671,322
LIABILITIES				
Current				
Accounts payable (Note 4)	$	22,133	$	37,677
SHAREHOLDERS' EQUITY				
Share capital (Note 5)		9,225,232		9,147,232
Deficit		(5,537,252)		(5,513,587)
		3,687,980		3,633,645
Total liabilities and shareholders' equity	$	3,710,113	$	3,671,322

Approved on behalf of the Board


Director


Director

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2003 (UNAUDITED)

		March 31, 2003		March 31, 2002
Revenue				
Investment and miscellaneous income	$	829	$	915
Interest earned on note receivable		53,195		55,522
		54,024		56,437
Expenses				
Administrative expenses		3,092		16,317
Provision for doubtful accounts		53,195		55,522
Write down investment in technology projects		–		12
Prospecting and general		70		-
Amortization		54		286
		56,411		72,137
Net loss before share of net loss of equity investment		(2,387)		(15,700)
Share of net loss of equity investment		(21,278)		(16,150)
Net loss		(23,665)		(31,850)
Accumulated deficit, beginning of period		(5,513,587)		(5,397,013)
Accumulated deficit, end of period	$	(5,537,252)	$	(5,428,863)
Net loss per share (weighted average)	$	($0.001)	$	(0.001)

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2003 (UNAUDITED)

		March 31, 2003		March 31, 2002
Operating activities				
Net loss	$	(23,665)	$	(31,850)
Items not affecting cash				
Share of net loss of equity investment		21,278		16,150
Write down investment in technology projects		–		12
Amortization		54		286
Decrease (increase) in accounts receivable		(4,968)		9,702
Increase (decrease) in accounts payable		(15,544)		5,789
Cash provided by (used in) operating activities		(22,845)		89
Investing activities				
Natural gas interest		(44,502)		(3,659)
Investment in technology projects		–		(12)
Investment in subsidiaries		(40)		36,115
Cash provided by (used in) investing activities		(44,542)		32,444
Financing activities				
Issue of shares		78,000		–
Cash provided by financing activities		78,000		–
Change in cash		10,613		32,533
Cash, beginning of period		64,681		104,315
Cash, end of period	$	75,294	$	136,848

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003

1. Basis of presentation

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim period consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. Marketable securities

The marketable securities on hand at March 31, 2003 had a market value of $107,953 (December 31, 2002–$108,122).

3. Interest in mining properties

		Balance, Beginning of Year		Expenditure		Balance, End of Period
Malartic Township, Quebec						
Property	$	283,711	$	–	$	283,711
Expenditure		723,461		–		723,461
	$	1,007,172	$	–	$	1,007,172

4. Accounts payable

Accounts payable includes $20,865 payable to an officer of the Company.

5. **Share capital**

Authorized
An unlimited number of common shares of no par value

Issued	No. of shares		Amount
Issued at December 31, 2002	22,933,554	$	9,147,232
Issued for cash - exercise of option	30,000		3,000
- private placement	750,000		75,000
Issued at March 31, 2003	23,713,554	$	9,225,232

a) On March 31, 2003, there were 1,546,000 option shares outstanding, with 303,000 option shares granted under the former 1987 and 1996 Stock Option Plans and 1,243,000 option shares granted under the existing 2002 Stock Option Plan, at prices ranging from $0.10 to $0.35 per share and with expiry dates ranging from July 3, 2003 to March 18, 2008.

The prices of all share options granted are greater than or equal to the fair market value of each common share on the dates the options per share were granted.

b) At March 31, 2003, there were 1,235,000 share purchase warrants outstanding. Each warrant allows the warrant holder to purchase one common share of the Company at $0.15 per share on or before October 9, 2003.

c) At March 31, 2003, there were 219,667 escrowed common shares outstanding.

6. **Related party transactions**

Consulting services were provided by officers. Fees for such services amounted to $15,000. These fees have been allocated to administrative expenses ($9,000) and investment in subsidiaries and resource properties ($6,000).

MANAGEMENT DISCUSSION AND ANALYSIS
FIRST QUARTER REPORT TO MARCH 31, 2003

OPERATIONS AND PROJECTS

The Company is a junior natural resource exploration company with its properties in Canada and the Philippines and at the present time does not have a producing mineral property.

Lac St. Pierre Gas and Gas Storage Project

In February 2003 the Company has assumed the operatorship of the Lac St. Pierre gas and gas storage project, Quebec from Petro St-Pierre Inc., the project joint-venture partner.

LIQUIDITY

In February 2003 the Company closed a private placement of $75,000 for 750,000 common shares of which 300,000 shares are flow-through shares, at $0.10 per share to an accredited investor.

The Company is debt free.

ALTAI RESOURCES INC.
2003 SUPPLEMENTAL MAILINGS

Rather than receiving interim financial statements by mail, shareholders may choose to access these reports at www.altairesources.com. Under securities regulations, holders may elect annually to receive interim financial statements by mail by completing and returning this form to the address noted below.

We are requesting also that, should our Company records be maintaining more than one account for your holdings, you allow us to consolidate your accounts.

In addition, we are requesting you to assist us in updating our lists for the mailing/faxing/emailing of other information on the Company to you by completing item 3 below.

For further information, please contact
ALTAI RESOURCES INC.
111 Lynedock Crescent, Toronto, Ontario, Canada, M3A 2A7
Tel: (416) 383-1328 Fax: (416) 383-1686
Email: altai@arex.com Website : http://www.altairesources.com

at03sml

SHAREHOLDER NAME: ______________________________ (Please print)
ADDRESS: ______________________________
____
PROVINCE/STATE : ______________ POSTAL/ZIP CODE : ______________
TELEPHONE : ______________ FAX : ______________
EMAIL: ______________________________

DATE : ______________ SIGNATURE : ______________

1) Please put my name on your **2003 Supplemental Mailing List** to receive Interim Financial Statements.
2) Please consolidate my accounts Yes ☐ No ☐
3) Please
   a) continue to include my name ____|
   b) add my name ____|
   c) delete my name ____| on your other mailing list☐ fax list☐ email list☐
   d) amend my address ____|*
   e) amend my telephone # ____|*
   f) amend my fax # ____|*
   g) amend my email address ____|*

** To be ticked only if the previous address, telephone and fax numbers and email address provided to Altai are different from those completed below.*

Please return to:
ALTAI RESOURCES INC.
111 Lynedock Crescent, Toronto, Ontario, Canada, M3A 2A7

ALTAI RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002

ALTAI RESOURCES INC.
CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2002

		2002		2001
ASSETS				
Current				
Cash	$	64,681	$	104,315
Marketable securities (Note 3)		30,768		30,768
Accounts receivable		1,827		16,738
		97,276		151,821
Share investment (Note 4)		6,250		–
Note receivable (Note 5)		546,903		546,903
Investment in subsidiaries (Note 6)		643,508		810,321
Interests in mining properties (Note 7)		1,007,172		1,006,371
Natural gas interest (Note 8)		1,370,104		1,272,593
Investment in technology projects (Note 9)		1		1
Capital assets (Note 10)		108		943
Total Assets	$	3,671,322	$	3,788,953
LIABILITIES				
Current				
Accounts payable (Note 11)	$	37,677	$	40,684
SHAREHOLDERS' EQUITY				
Share capital (Note 12)		9,147,232		9,145,282
Deficit		(5,513,587)		(5,397,013)
		3,633,645		3,748,269
Total liabilities and shareholders' equity	$	3,671,322	$	3,788,953

The accompanying notes are an integral part of the financial statements.

Approved on behalf of the board:

"Niyazi Kacira" (signed) Director   *"Maria Au"* (signed) Director

ALTAI RESOURCES INC.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2002

		2002		2001
Revenue				
Investment and miscellaneous income	$	3,466	$	3,610
Interest earned on note receivable (Note 13)		242,163		205,242
Recovery on disposition of share investment		–		48,443
		245,629		257,295
Expenses				
Administrative expenses		33,005		113,778
Convertible note interest expense		–		19,313
Provision for doubtful accounts (Note 13)		242,163		205,242
Abandonment and write offs		–		832,105
Write down investment in technology projects (Note 9)		1,029		1,067,285
Write down share investment		250		–
Prospecting and general		1,283		843
Amortization		835		1,145
		278,565		2,239,711
Net loss before share of net loss of equity investment		(32,936)		(1,982,416)
Share of net loss of equity investment		(83,638)		(67,553)
Net loss		(116,574)		(2,049,969)
Accumulated deficit, beginning of year		(5,397,013)		(3,347,044)
Accumulated deficit, end of year	$	(5,513,587)	$	(5,397,013)
Net loss per share (weighted average)	$	(0.005)	$	(0.114)

The accompanying notes are an integral part of the financial statements.

ALTAI RESOURCES INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

	2002	2001
Operating activities		
Net loss	$ (116,574)	$ (2,049,969)
Items not affecting cash		
Share of net loss of equity investment	83,638	67,553
Write down of share investment	250	–
Abandonment and write offs	–	832,105
Write down investment in technology projects	1,029	1,067,285
Amortization	835	1,145
Loss on sale of marketable securities	–	10,432
Decrease (increase) in accounts receivable	14,911	(5,116)
Decrease in convertible note interest payable	–	(23,736)
Decrease in accounts payable	(3,007)	(22,718)
Cash used in operating activities	(18,918)	(123,019)
Investing activities		
Deferred exploration expenditures	(801)	(7,712)
Proceeds on sale of marketable securities	–	9,060
Natural gas interest	(97,511)	(188,588)
Share investment	(6,500)	–
Investment in technology projects	(1,029)	(852)
Investment in subsidiaries	83,175	34,766
Cash used in investing activities	(22,666)	(153,326)
Financing activities		
Issue of shares	1,950	821,253
Conversion of convertible note	–	(450,000)
Cash provided by financing activities	1,950	371,253
Change in cash	(39,634)	94,908
Cash, beginning of year	104,315	9,407
Cash, end of year	$ 64,681	$ 104,315

The accompanying notes are an integral part of the financial statements.

ALTAI RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

1. Nature of operations

The Company has interests in mining properties which it is in the process of exploring and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of expenditures on resource properties, including deferred exploration expenditures, is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the exploration and the development of the resource properties, and upon future profitable production or proceeds from the disposition thereof.

2. Summary of significant accounting policies

(a) Principles of consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries in Canada, Peru and the United States.

(b) Marketable securities
Marketable securities are carried at the lower of cost and market value.

(c) Interests in mining properties
Interests in mining properties and claims are stated at cost. Exploration expenditures relating to mining properties in which an interest is retained are deferred and are carried as an asset until the result of the projects are known. If a project is successful, the acquisition cost and related deferred exploration expenditures would be amortized by charges against income from future mining operations. If a project is unsuccessful or if exploration has ceased because continuation is not economically feasible, the cost of the property and the related exploration expenditures are written off.

Exploration expenditures, which are general in nature and cannot be associated with a specific group of mining claims, and general administrative expenses are written off in the year in which they are incurred.

(d) Natural gas interest
Natural gas interest is stated at cost and includes expenditures for carrying and retaining undeveloped properties.

(e) Capital assets
Capital assets are stated at cost less accumulated amortization. Amortization of capital assets has been provided in the accounts on the straight line basis at the following rates:
Furniture and fixtures - over 5 years
Computer equipment - over 3 years

(f) Financial instruments
All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with available information for a reasonable assessment of future cash flows, interest rate risk and credit risk.

(g) Foreign currency translation
Balances denominated in foreign currencies are translated into Canadian dollars as follows:
i) monetary assets and liabilities at year end rates;
ii) all other assets and liabilities at historical rates; and
iii) revenue and expense transactions at the average rate of exchange prevailing during the year.
Exchange gains or losses arising on these transactions are reflected in income in the year incurred.

(h) Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(i) Income taxes
Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income tax assets and liabilities are measured using tax rates expected to be recovered or settled. Tax benefits have not been recorded due to uncertainty regarding their utilization.

(j) **Stock based compensation**

Effective January 1, 2002 the Company adopted the new accounting recommendations relating to stock based compensation and other stock based payments as detailed in the Canadian Institute of Chartered Accountants handbook section 3870. CICA 3870 establishes standards for the recognition, measurement and disclosure of stock based compensation and other stock based payments made in exchange for goods and services applying the fair value method of accounting. As permitted by CICA 3870 the Company is using the intrinsic value method of accounting for stock options awarded to its employees and directors. On the date options on the Company's shares are granted to the employees and directors no compensation will be recorded when the exercise price is equal to or greater than the market price of the shares. The application of CICA 3870 had no impact on the Company's consolidated financial statements.

3. **Marketable securities**

The marketable securities on hand at December 31, 2002 had a market value of $108,122 (2001-$111,004).

4. **Share investment**

The share investment represents 50,000 common shares of Geostar Metals Inc. ("Geostar") issued in 2002 to the Company re the Option Agreement between Altai Philippines Mining Corporation ("Altai Philippines") and Geostar on the Sibuyan laterite nickel property of Altai Philippines signed in February 2002 and terminated in November 2002.

Trading of Geostar common shares has been halted since December 3, 2002 to date at the request of Geostar pending approval of its proposed company restructure and financing. The value of the Geostar shares as at December 31, 2002 has been adjusted based on the information provided by the Geostar press release of December 3, 2002 on the terms of the proposed transactions of four Geostar shares to be exchanged for one share of the new consolidated company and of the financing of the consolidated company at $0.50 per unit comprising of one consolidated company share and one share purchase warrant.

5. **Note receivable**

The note receivable represents a promissory note due from Altai Philippines Mining Corporation ("Altai Philippines"). This note bears interest at the rate of 18% per annum compounded annually. Although this note has no fixed terms of repayment, Altai Philippines is required under the terms of its shareholders' agreement to use at least 60% of its operating income to first pay any and all loans and accrued interest due to the Company. The monies advanced under this promissory note were for the purposes of exploration and acquisition of properties by Altai Philippines.

6. **Investment in subsidiaries**

The Company has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The main properties of Altai Philippines are Sibuyan Island lateritic nickel-cobalt property, Lahuy Island gold property, Negros Island sulfur property, Ticao limestone property, Mabulao copper-gold property, Samar gold property and Bulan gold property.

Since September 1998 Crew Development Corporation ("Crew"), through its wholly owned subsidiary, Crew Minerals Philippines Inc. (formerly Mindex Resources Development, Inc.), has an option agreement to put the Negros Island sulfur property into production for 75% net profit interest (NPI) of the property while Altai Philippines will be carried at 25% NPI. As at December 31, 2002 and to date, Crew has not yet put the property into production. In November 2002, the payment terms of the option agreement have been revised in consideration of the current world market conditions for sulfur and at the request of Crew. The purchase price of Altai Philippines' NPI in the property has been revised to US$750,000 if the purchase is made on or before January 2007 and to US$1 Million thereafter.

In February 2002, Altai Philippines entered into an option agreement with Geostar Metals Inc. ("Geostar") of Vancouver on Altai Philippines' nickel laterite property on Sibuyan Island. Under the option agreement, Geostar would have one year from the date of an exploration permit or a similar permit being granted to conduct its due diligence and to decide whether or not to exercise the option and Geostar was to fund the expenses for the application of the said permit. 50,000 common shares of Geostar were issued to the Company after the TSX Venture Exchange has accepted the agreement as consideration for the granting of the option. The option agreement has been terminated in November 2002 due to Geostar's lack of funding to finance the expenses for the application of the said permit.

The Company records its investment in Altai Philippines Mining Corporation on the equity basis. Under this method, the Company reflects in its earnings its proportionate share of the earnings (losses) of the subsidiary. The investment in the subsidiary is recorded at cost minus undistributed losses since inception.

	2002	2001
40% equity shares and investment expenses	$ 962,765	$ 1,045,940
Share of net losses to date	(319,258)	(235,620)
	$ 643,507	$ 810,320

The investment in the Company's wholly owned subsidiary, Compania Minera Carrera S.A., has been written down to a nominal value. The Company has abandoned all activities in Chile and currently retains no interest in any properties in the country.

7. Interests in mining properties

	Balance, Beginning of Year	Expenditure	Write-off/ Disposition	Balance, End of Year
Malartic Township, Quebec				
Property	$ 283,711	$ –	$ –	$ 283,711
Expenditure	722,660	801	–	723,461
	$ 1,006,371	$ 801	$ –	$ 1,007,172

Mining property description:

Malartic Township gold property, Quebec
50% working interest in three mining claims totalling 120 hectares (300 acres).

8. Natural gas interest

At the beginning of 2002 the Company owned a 52.4% working interest in a natural gas and gas storage property comprising natural gas permits covering 73,700 hectares (182,100 acres) in the Sorel area of Quebec.

As at December 31, 2002 this working interest was 52.47%. The project partner, Petro St-Pierre Inc. ("PSP"), had 47.53% working interest at December 31, 2002. Menora Resources Inc. holds a 10% net profit interest participation in the Company's future share of net profits after payback from the project. Menora's participation is limited to the recovery of its investment carrying value of $259,010.

In June 2002, the Company and PSP signed an agency agreement with AJL International, a Quebec private company, on non-exclusive and commission basis, for the latter to find a joint venture partner for the Company and PSP to further explore and develop the project. The agreement expires on June 15, 2003.

9. Investment in technology projects

The Company, through its wholly-owned subsidiary, Altai Technologies Inc. ("Altai Technologies"), has one high technology project, the Mapcheck Inc. project. As at December 31, 2002 and to date, Altai Technologies has made investment of $1,000,000 in Mapcheck Inc. of Waterloo, Ontario and has 28.01% equity interest (33.33% voting interest) in that company. The investment in the project has been written down to $1 as it has to date been unable to generate any operating income.

The enMonitor project, which had been written down to a nominal value in 2001, was written off in 2002.

The Company has a loan agreement with Altai Technologies that the total amount of all expenses, including any investment payments for the projects of Altai Technologies, which have been and will be paid by the Company on behalf of Altai Technologies in excess of $400,000 will be treated as a non-interest bearing loan and will be repayable to the Company immediately upon the earlier of the completion of any financing of Altai Technologies or the day before Altai Technologies becomes a publicly traded company.

10. Capital assets

			2001	2000
	Cost	Accumulated Amortization	Net	Net
Furniture and equipment	$ 3,866	$ 3,758	$ 108	$ 943

11. **Accounts payable**

Accounts payable includes $11,235 payable to an officer of the Company.

12. **Share capital**

Authorized
An unlimited number of common shares of no par value.

Issued	No. of shares	Amount
Issued at December 31, 2001	22,918,554	$ 9,145,282
Issued for cash – exercise of warrants	15,000	1,950
Issued at December 31, 2002	22,933,554	$ 9,147,232

a) Effective June 27, 2002, the Company's 1987 and 1996 Stock Option Plans have been terminated and replaced by the 2002 Stock Option Plan which authorizes the Board to grant up to 2,293,000 option shares to directors, officers and employees of the Company or of its subsidiaries. The options are generally exercisable for up to five years from the date of grant. The six stock options to directors, officers and employees totalling 393,000 shares granted under the former two stock option plans outstanding at June 27, 2002 remain in full force until they are fully exercised, expired or cancelled.

The prices of all share options granted are greater than or equal to the fair market value of each common share on the dates the options were granted.

At December 31, 2002, there were 697,000 option shares available for grant.

The following table summarizes share option activities since December 31, 2001:

	Options outstanding	
	Number of shares	Weighted average exercise price
Balance at December 31, 2001	1,019,333	$ 0.23
Granted	1,263,000	0.10
Cancelled	(686,333)	0.21
Balance at December 31, 2002	1,596,000	$ 0.13

The following table summarizes outstanding share options at December 31, 2002:

Number of share options outstanding			Expiry date	Weighted average exercise price
Exercisable	Unexercisable	Total		
30,000	–	30,000*	January 27, 2003	$ 0.49
163,000	–	163,000*	July 3, 2003	0.35
26,667	13,333	40,000*	May 13, 2004	0.16
66,667	33,333	100,000*	October 10, 2004	0.10
1,203,000	–	1,203,000	August 18, 2007	0.10
60,000	–	60,000	October 31, 2007	0.10
1,549,334	46,666	1,596,000		$ 0.13

* granted under the 1987 and 1996 Stock Option Plans.

b) At December 31, 2002, there were 1,235,000 share purchase warrants outstanding. Each warrant allows the warrant holder to purchase one common share of the Company at $0.15 per share on or before October 9, 2003.

c) At December 31, 2002, there were 219,667 escrowed common shares outstanding.

13. **Interest earned on note receivable and provision for doubtful accounts**

A provision for doubtful accounts has been made for the annual interest income of the note receivable from Altal Philippines as it has to date been unable to generate operating income (see Note 5) and accordingly has been unable to meet its interest obligations to the Company.

14. Related party transactions

Consulting services were provided by officers. Fees for such services amounted to $72,000 (2001 – $74,200). These fees have been allocated to administrative expenses ($36,000) and investment in subsidiaries and resource properties ($36,000).

15. Income taxes

The provision for income taxes is different from the amount that would have been computed by applying statutory federal and provincial rates due to the following:

	2002	2001
Statutory rate	19.49%	19.49%
Loss before income taxes	$ (116,574)	$ (2,049,969)
Amortization per statements	835	1,145
Abandonment and write offs	–	832,105
Write down of share investment	250	–
Write down of investment in technology projects	1,029	1,067,285
Share of loss of equity investment	83,638	67,553
Non-taxed capital loss	–	(48,443)
Non-deductible (gain)/losses of subsidiaries	(5,939)	62,748
Loss for tax purposes	$ (36,761)	$ (67,576)

The Company has income tax losses in the amount of $904,000 (2001 - $1,082,000) and tax pools in the amount of $1,082,000 (2001 - $984,000) available to reduce future taxable income. The potential benefits of these amounts have not been reflected in these financial statements.

Income tax losses by year of expiry:

2003	$ 394,000
2004	212,000
2005	94,000
2006	27,000
2007	73,000
2008	67,000
2009	37,000
	$ 904,000

16. Subsequent events

(a) In January 2003, 30,000 option shares at $0.10 per share were exercised and 30,000 option shares at $0.49 per share expired without being exercised.

(b) In February 2003 the Company has assumed the operatorship of the Lac St. Pierre gas and gas storage project, Quebec from Petro St-Pierre Inc., the project joint-venture partner.

(c) In February 2003 the Company closed a private placement of $75,000 for 750,000 common shares of which 300,000 shares are flow-through shares, at $0.10 per share to an accredited investor.

Bolton & Bolton

Chartered Accountants

25 Oak crest Avenue, Unionville, Ontario L3R 2B9

AUDITORS' REPORT

To the Shareholders of Altai Resources Inc.

We have audited the consolidated balance sheets of Altai Resources Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Unionville, Ontario
February 14, 2003

"*Bolton & Bolton*" (signed)
Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the expression of a qualified opinion when the financial statements are affected by significant uncertainties such as those referred to in notes 1 and 2 to the financial statements. The opinion in our report to the shareholders dated February 14, 2003 is not qualified with respect to, and provides no reference to, these uncertainties since such an opinion would not be in accordance with Canadian reporting standards for auditors when the uncertainties are adequately disclosed in the financial statements.

Unionville, Ontario
February 14, 2003

"*Bolton & Bolton*" (signed)
Chartered Accountants

BC FORM 51.901F
ALTAI RESOURCES INC.
REPORT FOR THE YEAR ENDED DECEMBER 31, 2002

Issuer Details

Name of Issuer:	Altai Resources Inc.	Telephone :	416 383-1328
For Year Ended :	December 31, 2002	Fax :	416 383-1686
Date of Report :	2003/05/12	E-Mail :	altai@arex.com
Address :	111 Lynedock Crescent Toronto, Ontario, Canada, M3A 2A7	Web Site :	www.altairesources.com
		Contact :	Maria Au, Secretary-Treasurer (Telephone: 416 383-1328, Email: altai@arex.com)

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"Niyazi Kacira" (signed)	**Niyazi Kacira, Director**	2003/05/12
"Maria Au" (signed)	**Maria Au, Director**	2003/05/12

SCHEDULE B : SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2002

Directors :
Dr. Niyazi Kacira
Maria Au
Dr. Didier Pomerleau
Dr. K. Sethu Raman

Officers :
Dr. Niyazi Kacira – President and CEO
Maria Au – Secretary-Treasurer

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2002

Refer to the Company's Annual Report of Year 2002 filed.

The letter to Shareholders from the President and CEO of the Company contained in the 2002 Annual Report is reproduced herewith: -

QUOTE

TO OUR SHAREHOLDERS

The audited consolidated financial statements for the year ended December 31, 2002 and summaries of technical information on various projects in which the Company has an interest are presented in this annual report. Our Company will also be filing the Annual Information Form (AIF) that provides even more details on the projects' technical information. These will be accessible on the websites of SEDAR at <www.sedar.com> and of our own at <www.altairesources.com>.

Time to rethink

Perusal of this annual report will be sufficient to show that the Company has a diversified portfolio of properties including gold, industrial minerals, base metals (particularly nickel) and natural gas. Since the Company became a publicly traded entity in 1988, our Directors pursued a policy of geographic and commodity diversification in the hope that downturn in any one area or commodity will be mitigated by the diversification. it may be time to rethink this strategy. It appears to me that a mixture of assets is not helping our share price.

Over the last three years, due to adverse market conditions we pulled out of Peru and Turkey. Our property interests are now only in Canada and Philippines. I believe that "unbundling" the Company's assets may be better for our shareholders. The sum total of its various parts may be greater than the total. This unbundling may be accomplished by optioning or vending out (selling) some of the projects to concentrate eventually on one commodity (e.g. gold or natural gas).

In the past this Company emphasized acquisition and exploration with the intention of turning over advanced properties to a "miner" to retain a residual interest. This strategy was based on the premise that greater shareholder value is added at the exploration stage. I believe this was the case until about four or five years ago. This premise may no longer hold, thanks to various scandals that rocked the junior exploration industry in the latter part of 1990's. Perhaps now producers are more in favor. The management of your Company will therefore be busy reviewing and rethinking the Company's business over the next year or so. It is hoped that positive outcomes will result as we re-align our business model to better respond to these industry developments.

I take this opportunity to thank our shareholders, directors and consultants.

On Behalf of the Board

"Niyazi Kacira" (signed)
Dr. Niyazi Kacira
President and CEO
April 21, 2003

UNQUOTE

ALTAI RESOURCES INC.
CONSOLIDATED BALANCE SHEET AS AT MARCH 31, 2003

		March 31, 2003 (Unaudited)		December 31, 2002 (Audited)
ASSETS				
Current				
Cash	$	75,294	$	64,681
Marketable securities (Note 2)		30,768		30,768
Accounts receivable		6,796		1,827
		112,858		97,276
Share Investment		6,250		6,250
Note receivable		546,903		546,903
Investment in subsidiaries		622,269		643,508
Interests in mining properties (Note 3)		1,007,172		1,007,172
Natural gas interest		1,414,606		1,370,104
Investment in technology projects		1		1
Capital assets		54		108
Total Assets	$	3,710,113	$	3,671,322
LIABILITIES				
Current				
Accounts payable (Note 4)	$	22,133	$	37,677
SHAREHOLDERS' EQUITY				
Share capital (Note 5)		9,225,232		9,147,232
Deficit		(5,537,252)		(5,513,587)
		3,687,980		3,633,645
Total liabilities and shareholders' equity	$	3,710,113	$	3,671,322

Approved on behalf of the Board

"Niyazi Kacira" (signed) Director *"Maria Au"* (signed) Director

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2003 (UNAUDITED)

		March 31, 2003		March 31, 2002
Revenue				
Investment and miscellaneous income	$	829	$	915
Interest earned on note receivable		53,195		55,522
		54,024		56,437
Expenses				
Administrative expenses		3,092		16,317
Provision for doubtful accounts		53,195		55,522
Write down investment in technology projects		–		12
Prospecting and general		70		–
Amortization		54		286
		56,411		72,137
Net loss before share of net loss of equity investment		(2,387)		(15,700)
Share of net loss of equity investment		(21,278)		(16,150)
Net loss		(23,665)		(31,850)
Accumulated deficit, beginning of period		(5,513,587)		(5,397,013)
Accumulated deficit, end of period	$	(5,537,252)	$	(5,428,863)
Net loss per share (weighted average)	$	($0.001)	$	(0.001)

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2003 (UNAUDITED)

	March 31, 2003	March 31, 2002
Operating activities		
Net loss	$ (23,665)	$ (31,850)
Items not affecting cash		
Share of net loss of equity investment	21,278	16,150
Write down investment in technology projects	–	12
Amortization	54	286
Decrease (increase) in accounts receivable	(4,968)	9,702
Increase (decrease) in accounts payable	(15,544)	5,789
Cash provided by (used in) operating activities	(22,845)	89
Investing activities		
Natural gas interest	(44,502)	(3,659)
Investment in technology projects	–	(12)
Investment in subsidiaries	(40)	36,115
Cash provided by (used in) investing activities	(44,542)	32,444
Financing activities		
Issue of shares	78,000	–
Cash provided by financing activities	78,000	–
Change in cash	10,613	32,533
Cash, beginning of period	64,681	104,315
Cash, end of period	$ 75,294	$ 136,848

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003

1. Basis of presentation

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim period consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. Marketable securities

The marketable securities on hand at March 31, 2003 had a market value of $107,953 (December 31, 2002–$108,122).

3. Interest in mining properties

	Balance, Beginning of Year	Expenditure	Balance, End of Period
Malartic Township, Quebec			
Property	$ 283,711	$ –	$ 283,711
Expenditure	723,461	–	723,461
	$ 1,007,172	$ –	$ 1,007,172

4. Accounts payable

Accounts payable includes $20,865 payable to an officer of the Company.

5. Share capital

Authorized
An unlimited number of common shares of no par value

Issued	No. of shares		Amount
Issued at December 31, 2002	22,933,554	$	9,147,232
Issued for cash - exercise of option	30,000		3,000
- private placement	750,000		75,000
Issued at March 31, 2003	23,713,554	$	9,225,232

a) On March 31, 2003, there were 1,546,000 option shares outstanding, with 303,000 option shares granted under the former 1987 and 1996 Stock Option Plans and 1,243,000 option shares granted under the existing 2002 Stock Option Plan, at prices ranging from $0.10 to $0.35 per share and with expiry dates ranging from July 3, 2003 to March 18, 2008.

The prices of all share options granted are greater than or equal to the fair market value of each common share on the dates the options per share were granted.

b) At March 31, 2003, there were 1,235,000 share purchase warrants outstanding. Each warrant allows the warrant holder to purchase one common share of the Company at $0.15 per share on or before October 9, 2003.

c) At March 31, 2003, there were 219,667 escrowed common shares outstanding.

6. Related party transactions

Consulting services were provided by officers. Fees for such services amounted to $15,000. These fees have been allocated to administrative expenses ($9,000) and investment in subsidiaries and resource properties ($6,000).



BC FORM 51.901F
ALTAI RESOURCES INC.
FIRST QUARTER REPORT TO MARCH 31, 2003

Issuer Details

Name of Issuer:	Altai Resources Inc.	Telephone :	416 383-1328
For Quarter Ended :	March 31, 2003	Fax :	416 383-1686
Date of Report :	2003/05/12	E-Mail :	altai@arex.com
Address :	111 Lynedock Crescent Toronto, Ontario, Canada, M3A 2A7	Web Site :	www.altairesources.com
		Contact :	Maria Au, Secretary-Treasurer (Telephone: 416 383-1328, Email: altai@arex.com)

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"Niyazi Kacira" (signed)	**Niyazi Kacira, Director**	2003/05/12
"Maria Au" (signed)	**Maria Au, Director**	2003/05/12

SCHEDULE B : SUPPLEMENTARY INFORMATION
FIRST QUARTER REPORT TO MARCH 31, 2003

Directors :	Dr. Niyazi Kacira Maria Au Dr. Didier Pomerleau Dr. K. Sethu Raman	Officers :	Dr. Niyazi Kacira – President and CEO Maria Au – Secretary-Treasurer

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS
FIRST QUARTER REPORT TO MARCH 31, 2003

OPERATIONS AND PROJECTS

The Company is a junior natural resource exploration company with its properties in Canada and the Philippines and at the present time does not have a producing mineral property.

Lac St. Pierre Gas and Gas Storage Project

In February 2003 the Company has assumed the operatorship of the Lac St. Pierre gas and gas storage project, Quebec from Petro St-Pierre Inc., the project joint-venture partner.

LIQUIDITY

In February 2003 the Company closed a private placement of $75,000 for 750,000 common shares of which 300,000 shares are flow-through shares, at $0.10 per share to an accredited investor.

The Company is debt free.

SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

ALTAI RESOURCES INC.

ANNUAL INFORMATION FORM
(Form 44-101 F1-AIF)

April 25, 2003

For the year ended December 31, 2002

Email : altai@arex.com
Website: www.altairesources.com
Tel: 416 383-1328
Fax: 416 383-1686

Table of Contents

ITEM 1 PRELIMINARY INFORMATION

1.1 Effective Date of Information

This Annual Information Form ("AIF") for Altai Resources Inc. (the "Company") is dated April 29, 2003, and the information contained herein is current as of such date other than certain financial information which is current as of December 31, 2002, being the date of the Company's most recently completed year-end.

1.2 Incorporation of Other Documents

This AIF is supplemented by the following documentation which is hereby incorporated by reference as part of this AIF: (i) the management information circular dated April 25, 2003 pertaining to the Company's annual and special meeting of shareholders to be held on June 18, 2003; (ii) all documents available to the public and filed with applicable regulatory authorities, including, without limitation, press releases, material change reports and quarterly financial statements (including British Columbia Securities Commission Form 51-901F). All of the foregoing documents are available for viewing on the website www.sedar.com. All financial information in this AIF has been prepared in accordance with Canadian generally accepted accounting principles.

1.3 Currency

All dollar amounts are expressed in Canadian dollars unless noted otherwise.

1.4 Purpose

This AIF is prepared in accordance with Form 44-101F1, for the limited purpose of providing relevant background material necessary for a proper understanding of the nature of the Company, its operations and prospects for the future.

ITEM 2 CORPORATE STRUCTURE

2.1 Name and Incorporation

The Company, ALTAI RESOURCES INC. (RESSOURCES ALTAI INC.; and formerly known as BLACK CLIFF MINES LIMITED (MINES BLACK CLIFF LTEE)) was incorporated by letters patent under its former name of Black Cliff Mines Limited on November 25, 1955 under the laws of the Province of Ontario, Canada. The Company changed its name from Black Cliff Mines Limited to Altai Resources Inc. on June 8, 1992. The Company is authorized to issue an unlimited number of common shares in the capital of the Company (the "Common Shares"). As at December 31, 2002 the Company had issued and fully paid, 22,933,554 Common Shares.

The Company's head office is located at 111 Lynedock Crescent, Toronto, Ontario, Canada, M3A 2A7. The Company is listed on the TSX Venture Exchange ("TSX Venture") under the symbol ATI. In USA, the Company's SEC rule 12g3-2(b) Exemption No. is 82-2950. The Company's fiscal year end is December 31.

2.2 Intercorporate Relationships

The Company has six wholly-owned subsidiaries, none of which has assets constituting more than 10 percent of the consolidated assets of the Company at December 31, 2002.

The Company owns 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines"). Altai Philippines was incorporated on February 14, 1996 by articles of incorporation under the laws of Philippines.

ITEM 3 GENERAL DEVELOPMENT OF THE BUSINESS.

The Company is engaged in the acquisition, exploration and development of resource properties. In Canada, its efforts have been concentrated on exploration of gold and natural gas properties. In the Philippines, the Company concentrates on the exploration of base and precious metals and industrial minerals.

3.1 Three Year History

Significant developments for the business of the Company over the past three completed fiscal years and current year to date are described as follows:

3.1.1 Fiscal Year ended December 31, 2000

During year 2000, the Company raised $255,000 through a private placement and exercise of its warrants.

During the year, and excluding all exploration expenditures on the mineral properties of its 40% owned affiliate of Altai Philippines Mining Corporation (directly made by the Company or by the affiliate), the Company incurred direct exploration expenditures of $152,000 on its mineral and gas properties. Altai Philippines directly incurred $281,000 exploration expenditures.

At fiscal year end, the Company wrote off $200,000 expenditures of certain of its mineral properties in Peru.

On January 31, 2000, Altai Technologies Inc. ("Altai Technologies"), the Company's wholly owned subsidiary, signed an agreement with Mapcheck Inc. ("Mapcheck"),a Waterloo, Ontario based private company which was developing a network of local community information portals using a proprietary software and online city road maps as a way to get at just the information required, and paid Mapcheck $1,000,000 to acquire 28.01% equity interest (33.33% voting interest) in Mapcheck.

In March 2000, Altai Technologies issued a convertible note of $450,000 bearing interest at 6.5% per annum and maturing on March 10, 2003 for the purpose of financing its investment in Mapcheck Inc. The note and interest were convertible (at option of note holder) to Altai Technologies common shares at a specific conversion term, following the completion of Altai Technologies' initial public distribution of its securities.

3.1.2 Fiscal Year ended December 31, 2001

During year 2001, the Company incurred $189,000 exploration expenditures in the Lac St. Pierre gas project, including $150,000 for a $187,000 work program ($37,000 of the program paid by the Company's joint venture partner in the project) conducting and completing a seismic survey to further extend the deep gas target in the property. Altai Philippines incurred directly $59,000 exploration expenditures.

During the year the Company wrote off $832,000 mineral property and exploration expenditures, of which $666,000 were for the remaining three properties in Peru, $66,000 for two properties in Canada and $100,000 for a property in Turkey.

At year end, Altai Technologies wrote down its investment in its two technology projects by $1,067,000 ($1,046,000 for the Mapcheck project) to a nominal value of $1 since they had to that date been unable to generate any operating income.

In July the Company completed a $150,000 flow-through share private placement to fund the exploration work of the Lac St. Pierre gas and gas storage property. In October another $150,000 private placement was completed to fund other exploration work and to provide additional working capital for the Company. At the same time, the convertible note (and related interest) of Altai Technologies of $493,049 and other debts of $28,200 in the consolidated balance sheet of the Company were converted into common shares of the Company, thereby making it debt free on the consolidated balance sheet.

In September the legal case in British Columbia involving the Company and three individuals was settled out of court, with one of the three individuals paying the Company, as settlement, $109,000 in total including a $59,000 unconditional and irrevocable bank letter of credit payable to the Company in September 2002.

In October 2001 the Company ceased trading on the Toronto Stock Exchange and began trading on the Canadian Venture Exchange ("CDNX").

3.1.3 Fiscal Year ended December 31, 2002

During year 2002, the Company incurred $98,000 exploration expenditures in the Lac St. Pierre gas project. Altai Philippines directly incurred $42,000 exploration expenditures on its properties.

In February 2002 Altai Philippines entered into an option agreement with Geostar Metals Inc. ("Geostar") of Vancouver on Altai Philippines's Sibuyan nickel laterite property, Philippines. Under the option agreement, Geostar would have one year from the date of an exploration permit or a similar permit being granted to conduct its due diligence and to decide whether or not to exercise the option, and Geostar was to fund the expenses for the application of the said permit. 50,000 common shares of Geostar were issued to the Company after the TSX Venture Exchange accepted the agreement, as consideration for the granting of the option. The option agreement has been terminated in November 2002 due to Geostar's lack of funding to finance the expenses for the application of the said permit.

In November 2002, the payment terms of the option agreement between Altai Philippines and Crew Minerals Philippines Inc. ("Crew" and formerly Mindex Resources Development, Inc.), a wholly owned subsidiary of Crew Development Corporation of Vancouver, British Columbia, on Altai Philippines' Negros Island sulfur property were revised in consideration of the current world market conditions for sulfur and at the request of Crew. The purchase price of Altai Philippines' NPI in the property has been revised to US$750,000 if the purchase is made on or before January 2007 and to US$1 million therefore.

3.1.4 Period from January 1, 2003 to April 25, 2003

In February 2003 the Company completed a private placement of $75,000 for 750,000 common shares of which 300,000 shares are flow-through shares, to an accredited investor.

In February 2003 the Company assumed the operatorship of the Lac St. Pierre gas and gas storage project from Petro St-Pierre Inc., the project joint-venture partner.

3.2 Significant Acquisitions and Dispositions

The Company had no significant acquisitions or dispositions during the fiscal year ended December 31, 2002.

3.3 Risk Factors and Industry Trends

The Company's financial success will be dependent upon the extent to which it can discover mineralization on its exploration properties and the economic viability of developing such properties. Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty.

The Company's properties are at early to advanced stages of exploration. Any further development of these properties will only follow upon obtaining satisfactory exploration results and the scrutiny of technical and feasibility reports. Substantial expenditures are required to discover and establish ore reserves and to develop the mining and processing facilities and infrastructure at any site chosen for mining. There can be no assurance that the Company will be able to raise sufficient financing to facilitate this development.

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.

The Company's revenues, if any, are expected to be in large part derived from the mining and sale of mineral commodities or interests related thereto. The marketability of mineral commodities that may be discovered by the

Company will be affected by numerous factors beyond the control of the Company including market fluctuations, technology, infrastructure, government regulations and environmental protection. The prices of commodities that the Company is exploring for can fluctuate widely and are affected by numerous factors beyond the Company's control including international economic and political trends, global or regional consumptive patterns, speculative activities and increased production due to new mine developments and improved mining, production and extraction methods.

The Company has no producing mines and has no source of operating cash flow other than through private placement financing. Any further significant work would likely require additional equity or debt financing. The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to fulfill its obligations on existing exploration properties. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in certain properties.

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself. Competition in the mining business could adversely affect the Company's ability to acquire suitable producing properties or prospects for mineral exploration in the future. All phases of the Company's operations are subject to: (i) government regulations with respect to such matters as environmental protection, health, safety and labour; (ii) mining law reforms, (iii) restrictions on production or export, price controls and tax increases; (iv) aboriginal land claims and (v) expropriation of property in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments for proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in these matters, if any, will not adversely affect the Company's operations.

Certain of the Company's interest are located in the Philippines. This country has had periods of political and economic instability. Foreign companies, operations and investments may be adversely affected by local political and economic developments, including nationalization, laws affecting foreign ownership, governments participation, royalties, duties, currency fluctuations, taxation and new laws or policies. Furthermore, it is important that the Company maintains good relationships with the Philippine government and various agencies thereof. The Company may not be able to maintain such relationships if the Philippine government changes. The Company's operations are subject to Philippine government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards.

Other than as disclosed herein, the Company is not aware of any trend, commitment, event or uncertainty which is presently known to management of the Company and reasonably expected to have a material effect on the Company's business, financial condition or results of operations.

ITEM 4 DESCRIPTION OF THE BUSINESS

The Company has no full time employees in Canada. The President of the Company, Niyazi Kacira, Ph.D. in the Toronto head office is a consultant engaged for the properties in Canada. Additional consultants are engaged from time to time as the Company requires assistance. This structure enables the Company to operate on a cost-efficient basis and, at the same time, have the necessary talents available and engaged on the Company's priorities.

Altai Philippines has three full time employees.

The Company's projects as at December 31, 2002 are described as follows:

4.1 Properties in Canada

4.1.1 Malartic Township Gold Property, Quebec

The property of three contiguous mining claims with a total area of 120 hectares (300 acres) is located in Range II of Malartic Township in Lots 42, 43 and 44 about 10 km northeast of the city of Malartic, Quebec. The mining claims are registered with the Quebec Department of Energy, Mines and Resources under the following numbers:

Certificate 199706 - 1
Certificate G10549 - 1
Certificate 523791 - 1

Road access is via highway 177 and 2 km of surface road.

Altai Resources Inc. has 50% interest in the property. Permits 199706-1 and G10549-1 are not subject to royalty or carried interest of any kind. Mining claims do not require any assessment work to keep them in good standing.

Permit 523791 – 1 which was purchased by the Company and its joint venture partner in 1999 for $7,500 (Altai's portion was $3,750) is subject to 2% net smelter returns (NSR) royalty. Half of the NSR can be purchased for $500,000 at any time.

Insider or promoter has not held any interest in the property.

From 1944 to 1948 the property was held by Vinray Malartic Mines ltd. Vinray did geophysical surveys and completed 8,600 meters of drilling in 45 holes. In 1946 a three compartment shaft was sunk to 85 m in depth and two levels were established at 38 m and 76 m. Approximately 150 meters of cross cutting and drifting was done. In 1959 Baranouri Mines Ltd. completed three diamond drill holes totaling 320 meters.

In 1962 Twentieth Century Mining Company Ltd. drilled eight holes totaling 1,020 meters. In 1963 Black Cliff Mines Ltd., ("Black Cliff", the former name of Altai Resources Inc.) acquired the property. Over the subsequent years Black Cliff carried out the following drill programs:

1963	-	33 holes totaling 4,896 meters
1975	-	3 shallow holes
1979	-	6 holes totaling 1,458 meters
1983	-	4 holes
1984	-	18 holes in joint venture with Pinto Malartic Gold Mines Ltd.

In 1985 American Barrick Resources Corporation signed an agreement with Black Cliff and did an IP survey and drilled 7 holes totaling 1,216 meters.

In 1986 Exploration Essor Inc. signed an option agreement with Black Cliff to earn 50% interest in the property. In 1988 it drilled 12 holes totaling 3,050 meters. Undiluted ore reserves were estimated at 210,370 metric tonnes of 7.6 g/t gold in the probable category and 23,230 metric tonnes of 4.66 g/t gold in the possible category. A 90 foot head frame and a hoist were installed.

In 1988 Essor drilled 10 holes totaling 4,388 meters.

The mineralization consists of multiple gold bearing veins (at least 13 veins).

In 1989 Jean-Pierre Labelle, an independent consultant based in Noranda, Quebec prepared a pre-feasibility study entitled "Pre-Feasibility Study of the Abior Project, Malartic, Quebec" for the property.

The reserves were estimated by Mr. Labelle for veins Nos. 7, 11, 12 and 13 as:

Probable reserves: 135,406 m.t. at a grade of 13.9 g/t (uncut) or 6.98 g/t (cut).
Possible reserves : 120,566 m.t. at a grade of 12.6 g/t (uncut) or 6.50 g/t (cut).

For all the veins the resources calculated by consultant amount to 466,000 tonnes grading 7.11 g/t gold (513,900 tons grading 0.21 oz/t) cut.

The variability of the gold content is related to the occurrence of several high grade intersections bearing free gold.

The property is within the prolific Val d'Or gold camp. The auriferous quartz veins spaced at about 10 m intervals occur in sheared diorite. Apart from mineralized quartz stringers and veins, diorite breccia and "bedded" carbonate-albite material is associated with the gold mineralization. The property has potential for hosting similar ore bodies as found elsewhere in the Val d'Or camp.

At present there is no equipment or machinery on the property. Up to December 31, 2002, the Company had expenditures of $283,711 related to the property and expenditures of $723,461 related to exploration.

Further exploration of the property is conditional on improvement in the price of gold.

4.1.2 Lac St. Pierre Gas and Gas Storage Property, Quebec

The property is in the Parish of St. Thomas-de-Pierreville in the Sorel area, about 100 km east of Montreal, in the industrial heartland of Quebec. The approximate center of the property has geographical coordinates of 46° 10'N and 72° 55'W. The property consists of five permits with a total area of 73,700 hectares (182,100 acres).

Permit No.	Area (hectares)
2002 PG 621	24,500
2002 PG 622	11,700
2002 PG 623	15,000
2002 PG 624	11,000
2002 PG 625	11,500
Total	73,700 hectares (182,100 acres)

Altai Resources Inc. has 52.47% interest in the property as at December 31, 2002. Menora Resources Inc. holds a 10% net profit interest participation in Altai's future share of net profits after payback from the project. Menora's participation is limited to the recovery of its investment carrying value of $259,010. No insider or promoter has held any interest in the property. The property taxes are $7,370 per year (Altai's share is $3,867 per December 31, 2002 interest percentage). Assessment work requirements for year 2003 amount to $12,500 (Altai's share is $6,559).

To December 31, 2002, the total property expenditures made by Altai Resources Inc. amount to $1,370,104. The actual expenditures were made for carrying and retaining the undeveloped property and include all exploration expenditures.

The Lac St. Pierre area is within the St. Lawrence Lowlands. It is underlain by Paleozoic sedimentary rocks. The bedrock is covered by unconsolidated Quarternary deposits of sand and gravel which are overlain by clay and silt deposits of the Champlain Sea. The unconsolidated Quaternary sand deposits are the exploration targets for finding shallow natural gas reservoirs suitable for storage of gas. The property has potential for finding gas in deeper zones, mostly within fractured and brecciated Paleozoic carbonate rocks. In the area of the St. Lawrence Lowlands, the Ordovicion Beekmantown dolomite is known to have gas occurrences.

Exploration in the Lac St. Pierre area started in 1961. Bald Mountain Ltd. drilled shallow gas targets and attained a production of 300,000 cubic meters of gas per day. In 1986 GPR International Inc. started seismic surveys on the property and outlined shallow natural gas reservoirs. In 1989 Black Cliff Mines Ltd. (former name of Altai Resources Inc.) acquired interest in the property.

In 1988, two holes were drilled on two different shallow reservoirs and intersected a gas bearing zone in the high porosity, high permeability fluvioglacial deposits. Hole PSP-1 was tested and estimated to have a capacity of producing 1.3 million cubic feet of gas per day with a pressure of 97 PSI.

By 1993, about 2,000 line kilometers of seismic survey were completed covering about 40% of the property area.

In 1997, Great Legends Mining Inc. ("Great Legend") optioned for a working interest in the property and carried out 42 line kilometers of high resolution seismic surveys. Up to the end of 1998, Great Legend spent $288,000 on the property. In 1999, Great Legends returned the permits to Altai and Petro St-Pierre Inc., its project partner, and the option agreement was cancelled because the former failed to fulfill its obligations under the option agreement.

As a result of seismic surveys, 23 potential shallow (less than 150 meters) natural gas reservoirs with a total possible volume of 30 billion cubic feet have been outlined but only two of them have been tested by drilling. The greatest value of the reservoirs is in gas storage to take advantage of the peak / off peak price differential in gas consumption. The nearby Point du Lac facility of Intragaz which is a joint venture between Hydro Quebec and Gas Metropolitan uses shallow gas reservoir of 0.8 BCF developed with eight injection / production wells. The Intragaz facility makes use of a very similar reservoir located one kilometer from the Lac St. Pierre property.

An internal prefeasibility study completed in 1992 indicated that a storage facility with a capacity of 3.6 billion cubic feet will provide $73 million net (after recovery of preproduction expenditures) pre-tax cash flows in the first 10 years of its operation.

In 1993, a property evaluation was done by a Quebec City based independent consulting geophysicist–geologist, Paul J. Laroche : "Evaluation de la Propriete de Petro St-Pierre Inc., Region du Lac St-Pierre, Quebec".

In year 2000, approximately 15 kilometers of seismic survey orientated to deep targets was carried out. The survey indicates the possible presence of a gas reservoir at a depth of 1,000 meters with a potential volume of 2 to 5 billion cubic feet.

In 2001, further deep seismic survey was carried out. The deep seismic survey carried out by Altai and its project partner and seismic surveys carried out by SOQUIP were reinterpreted in April 2002 by Paul Laroche, the independent consultant. The interpretation indicates a deep (1,000 meters or more deep) target. The target is a NE trending fault zone 24 kilometers long averaging one kilometer in width, all on land. The zone appears as a depression (a graben) at the top of Trenton formation of Ordovician age. The depression is interpreted to have been caused by hydrothermal dolomitization of fractured limestones (hydrothermal dolomite reservoir facies). The report points out that targets in similar geological setting along former shoreline of Cambro-Ordovician craton have produced large quantities of gas and oil in Ohio, Michigan, New York state, West Virginia and elsewhere in the Appalachian region of North America. Such targets are long and narrow.

In the Lac St. Pierre property, based on assumptions of 10% porosity and 30 meters of thickness of pay zone (assumption based on analogy with known deposits of similar type), the Consultant estimates that the target is capable of hosting 7.2 billion cubic feet (BCF) of gas per square kilometer and recommends a 1,300 meters deep well in the first phase of the exploration program, to reach the target and stratigraphically lower Beekmantown formation which elsewhere contains gas and oil. This deep target has not been drilled to date. Several wells drilled by others to the south and north of the target indicated gas.

RECOMMENDED WORK PROGRAM

The Consultant recommends a multiphase program consisting mostly of drilling and some seismic surveys at an estimated cost of $5 million. Most of the seismic surveys will be conducted on the land portion of the permits, particularly on Sorel Islands where no logistical challenge is anticipated in the production from eventual deposits.

4.2 Properties in Philippines

In February 1996, Altai Resources Inc. acquired 40% equity interest in the newly formed Altai Philippines Mining Corporation ("Altai Philippines") by paying $543,173 cash to Altai Philippines as total share capital and issuing 400,000 treasury common shares of Altai with a deemed value of $280,000 to the Filipino shareholders of Altai Philippines for the property rights for Altai Philippines. In August 1996, the Company made an interest bearing Canadian dollar loan of $546,903 principal to Altai Philippines.

In addition to the 40% equity interest in Altai Philippines, the Company has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, Altai Resources Inc. may elect to give up its 10% NSR royalty interest in return for building and owning 80% of the ore processing facilities; in such event, Altai Resources Inc. will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and 40% to Altai Philippines. After the recovery of the Company's expenditures, proceeds will be shared equally.

Altai Resources Inc. records its expenditures on Altai Philippines as investment and on equity basis. As at December 31, 2002 Altai Resources Inc.'s investment in Altai Philippines, before its share of net losses of Altai Philippines, amounts to $962,765, which includes capital contribution for Altai Philippines, issuance of 400,000 Altai shares to the Filipino shareholders and all exploration expenditures on Altai Philippines's mineral properties paid directly and solely by Altai Resources Inc..

Altai Philippines has 100% interest in various Mineral Profit Sharing Agreements (MPSA) applications on various mining properties in the Philippines which are in the stage of being processed by the Government of Philippines. In the case of the Negros sulfur property, an Exploration Permit is registered with the Government of Philippines.

As Altai Resources Inc. records its investment in Altai Philippines on the equity basis, the acquisition costs of individual properties in the Philippines cannot be specified since the investment was made for an aggregate of all properties. Third parties have NSR royalty interests in the properties which range from 0.5% to 1.5%. These royalty interests are specified for each property in the following section. Apart from these 0.5% to 1.5% NSR royalties and Altai Resources Inc.'s 10% net smelter return interest, the properties are not subject to any other royalty, profit sharing or carried interest. No insider of the Company has held any interest in the properties.

Once the MPSA are issued by the Government of Philippines, 50 Pesos (C$1.47 at December 31, 2002 exchange rate) per hectare per year of occupancy fee has to be paid. During the exploration phase of the MPSA which can last up to six years, the required exploration expenditures are made according to a proposed exploration program which is submitted to and approved by the Philippine Department of Natural Resources. When the property is in production, 2% excise tax based on gross sales has to be paid.

For year 2003, Altai Resources Inc. has no financial obligations to keep the properties, which are the subjects of MPSA applications, in good standing. All obligations relating to the Exploration Permits of the Negros sulfur property are paid by Crew Minerals Philippines Inc., a wholly-owned subsidiary of Crew Development Corporation, which optioned this property. Crew Development Corporation is a TSX listed Canadian mining company.

4.2.1 Sibuyan Island Lateritic Nickel-Cobalt Property, Romblon

Altai Philippines filed an application for Mineral Profit Sharing Agreement (MPSA) in 1995 with the Government of Philippines. The MPSA denoted as AMA-1VB-25 covers an area of 1,822 hectares (4,500 acres). A third party has 0.5% NSR royalty interest for all metals.

The property is located 18 km northwest of San Fernando, Sibuyan Island, Province of Romblon. The approximate center of the property has geographical coordinates of 12°27'00"N and 122°31'30"E. Access is provided by boat and by the coastal highway.

The property was explored in the 1970's by Mitsui Mining and Smelting Co. and Pacific Metals Co., both of Japan. About 10% of the area was explored in detail by testpitting and drilling of the lateritic nickel occurrences. Mitsui completed 431 test pits and drill holes in the Bato, Binayan-An and Taclobo areas. This exploration program is estimated to cost US$ 3 million to carry out.

Only part of the data set pertaining to this exploration program is available. Location of testpits of 8 to 12 m depth and assay results of samples taken from the pits at 1 m interval are available for the Bato and Taclobo areas. In the Bato area, the testpits were completed on a 100 m by 100 m grid covering a 1 km^2 area. It appears that most of the auger holes and test pits stopped in the saprolitic (high grade) material.

In addition, there are records of geochemical traverses made by Mitsui in areas adjacent to the detailed exploration.

Based on the results of drilling and testpitting, Mitsui reported a resource of 7,260,000 metric tonnes grading 1.61% Ni (cutoff 1.3% Ni) or 19 million tonnes grading 1.3% Ni (at cut-off grade of 1% Ni). The lateritic nickel ore also contains about 1 lb/tonne of cobalt. The waste to ore ratio is approximately 1:1 . The average thickness of the mineralized zone is 4 meters.

The potential to increase the resource by further exploration of the property is excellent. All the geochemical traverses of Mitsui adjacent to the areas of detailed exploration indicated the presence of nickeliferous laterite. In the Olango area, located immediately north of the Bato area, four testlines with a combined length of 7.5 km were completed within a 6 km^2 size area. Samples taken along these geochemical survey lines at 100 m intervals assayed from 0.3 to 1.1% Ni. Higher grade material is expected at depth.

There is very limited data available on the chemical composition of laterite. The approximate average iron content is about 24 to 27%. The SiO_2 and MgO contents are in the order of 30% and 10.5% respectively. The relatively high silica and magnesium oxide content indicates a saprolitic material which may require a more expensive metallurgical treatment.

In 1991, Vicente M. Jayme and Associates, an independent consulting firm based in Manila, prepared a pre-feasibility study on the Taclobo portion of the deposit with the aim of mining higher grade direct shipping ore (Report entitled "Pre-Feasibility Study, Sibuyan Nickel Project"). According to Jayme, a 3,000 tpd direct shipping mining operation would return the US$3.75 million invested capital after 7 months.

Altai Resources Inc. plans additional exploration conditional on raising funds in the financial markets. The planned exploration program includes re-sampling of old testpits and completing auger drill holes aimed at outlining better than average grade material. The estimated cost of the exploration program which would include completion of 260 test-pits or auger holes is about $500,000.

4.2.2 Lahuy Island Gold Property, Camarines Sur

Altai Philippines filed an application for Mineral Profit Sharing Agreement (MPSA) in September 1995. The MPSA denoted as APSA V-0109 covers an area of 1,377 hectares (3,400 acres). A third party has 1.5% NSR royalty interest for gold.

The property is located on Lahuy Island, in Camarines Sur Province, Region V, Philippines. The approximate geographical center of the property is 13°51'40"N and 123°48'20"E. Lahuy is a small island situated about 310 km east-southeast of Manila. It is about 5 km west of Luzon Island. Access is by boat. Although this is a site of a past producing gold mine, there is no plant or equipment on the property.

Exploration and mining of gold started in the pre-war (WW2) years. In October 1938 an underground gold mine owned by Pan Philippines Corporation started its operation at a rate of 92 tpd. By 1941 the production gradually increased to 247 tpd. Gold was produced from two veins, the A and B vein. The veins were developed by a shaft of 390 m depth, an adit and seven levels. The veins are 0.6 to 1.37 m thick and have a grade of about 13 g/t gold. In 1941 the Japanese invaded the island, closed the mine and removed all machinery. Until 1985 no significant exploration work was carried out.

In the 1985 to 1987 period, four small Australian companies explored the property. Caramines did test pitting, West Pacific Rich Minerals drove 2 short adits, Minimax completed 49 test pits and 2 trenches and the Hartogen Group completed 17 diamond drill holes and did some geological mapping. The Hartogen Group commissioned the well known Australian consulting firm, Robertson Research (now Amco Robertson Mineral Services Ltd.) to supervise the exploration program. In addition to the 23 diamond drill holes totaling 3,800 m, 43 shallow reverse circulation drill holes totaling 828 m were completed at Tila Point. Part of the drill program was aimed at outlining low grade, disseminated bulk mineable gold mineralization. Nine of the diamond drill holes totaling 1,695 m, were drilled in the Matalhud area where the A and B veins are located.

Based on the results of drilling and on examination of historical data relating to the pre-war gold mine, Minproc Engineers Pty Ltd., an independent consulting firm based in Spring Hill, Queensland, Australia, estimated the following reserves in their 1988 report entitled "Lahuy Island Gold project, Camarines Sur Province, Philippines, technical input into the Genoa Group decision on whether to exercise their option over the project".

A-vein	Reserves within mine workings.	
	Measured:	40,000 tonnes
	Indicated:	40,000 tonnes
	Inferred:	34,000 tonnes
A-vein	Southeast extension.	Based on drilling.
	Inferred:	60,000 tonnes
Total		174,000 tonnes grading about 13 g/t gold

Minproc Engineers Pty Ltd. estimated a potential resource in the two veins down to 200 meters at 434,000 tonnes with a similar grade.

Diamond drilling in the Matalhud area explored a mineralized breccia with bulk mineable disseminated gold near the A and B veins. In 1988 Robertson Research reported an indicated reserve of 214,000 tonnes of disseminated mineralization grading 2.46 g/t gold (report entitled: "Annual Report on Drilling Program, Lahuy Island, Camarines Sur Province, Philippines").

4.2.3 Negros Island Sulfur Property, Negros Oriental

In July 1997, Altai Philippines filed an application for Exploration Permits over on area previously held under Mineral Profit Sharing Agreement.

The Exploration Permits cover an area of 4,052.6 hectares (10,000 acres) and are denoted as:

(EXPA – 00048VII) EP-0007VIII	3,737.6 hectares
EXPA – 0006	315.0 hectares
Total	4,052.6 hectares

A third party has 1.5% NSR royalty interest for gold and 0.5% NSR royalty for other metals.

The Negros sulfur property is located on Negros Island, Province of Negros Oriental, about 20 km northwest of Damaguete City.

The approximate geographical center of the property is 9°22'00" north and 123°06'30" east. Access to the property is by boat and surface road. The property has a long exploration history.

In 1956, Hanna Coal and Ore conducted test pitting.

In 1957, Sulfur Exploration Company drilled 38 diamond drill holes totaling 3,170 m.

In 1966, Benguet Corporation drilled 140 diamond drill holes totaling 21,336 m.

In 1973, the Philippine Bureau of Mines evaluated the property on behalf of the government.

In 1986-87, Freeport McMoRan and International Consultex prepared a feasibility study.

In 1987, the Philippine Government included the area in a geothermal reservation. Since Freeport McMoRan was unable to secure 100% ownership, it abandoned the project.

Sulfur mineralization occurs in Tertiary volcanic rocks in both elemental and sulfide form. The sulfide mineral is marcasite or pyrite. The mineralized body is flat lying and has a thickness of about 50 meters.

In 1973, an independent consulting mining engineer, Generoso R. Oca, based in Quezon City, Philippines, prepared a reserve calculation. (Report entitled "Geology, mineralization and evaluation of ore reserves within the Ampi, Mabajo and Maity groups of mining claims in Oriental Negros, Visayan Islands, Philippines"). In the reserve calculation, the cutoff grade was 10% sulfur. The calculated tonnage was reduced by 10% to allow for mining losses. Oca based his calculations on 98 diamond drill holes.

Ore Reserves estimated by Generoso R. Oca (1973) :

Ore Reserves	Tonnage (Metric tonnes)	Elemental Sulfur (%)	Sulfide Sulfur (%)	Total Sulfur (%)
Mineable Reserves	59.7 million	13.79	16.99	30.78
Measured ore reserves beyond the planned open pit	24.4 million	14.34	15.65	29.99

The Philippine Bureau of Mines calculated similar mineable reserves (58.4 million tonnes) and similar total sulfur content (30.91%) (Report prepared by Domingo P. Fajardo in 1973). The feasibility report of Freeport McMoRan is not available.

Apart from a brief property visit and a limited amount of sampling for gold, Altai did not carry out a systematic exploration program. The considerable amount of data available from past exploration programs was evaluated and it was decided that the property will be leased or sold.

In September 1998 Crew Minerals Philippines Inc. ("Crew" and formerly Mindex Resources Development, Inc.), a wholly-owned subsidiary of Crew Development Corporation, a TSX listed company, signed an option agreement to put the sulfur property into production for 75% Net Profit Interest (NPI), while Altai Philippines will be carried at 25% NPI. Crew paid Altai Philippines US$20,000 upon signing the agreement and a further US$80,000 upon the exercise of the option in January 2000 after having carried out due diligence, made property visit and evaluated the exploration data. In November 2002, Altai Philippines and Crew signed an amendment to the option agreement, revising the payment terms of the agreement. Altai Philippines will receive yearly advance royalty payments which will rise from US$50,000/year to US$125,000/year by January 2007 and thereafter, until the property reaches a production rate of at least 50,000 tonnes/month. Crew has the option to buy, at any time, Altai Philippines' NPI for US$750,000 on or before January 2007 and for US$1 million thereafter. Crew also has to pay all costs to keep the property in good standing. The revision was made in consideration of the current world market conditions for sulfur and at the request of Crew.

In the year 2000, Crew carried out an exploration program costing approximately US$200,000 on the property. To date, Crew has not yet put the property into production.

4.2.4 Ticao Limestone Property, Masbate

Altai Philippines filed an application for Mineral Profit Sharing Agreement (MPSA) in May 1996 which is denoted as AMA-V-0144. The MPSA covers an area of 2,500 hectares (6,200 acres). The property is not subject to NSR royalty interest or residual interest of any type.

The property is located on the northwest end of the island of Ticao, Province of Masbate. Ticao Island is situated south of the island of Luzon in the Sibuyan Sea, about 350 km SE of Manila. The geographical coordinates of the approximate center of the property are 123°35'30"E and 12°39'00"N. Access is by boat which can be hired in Legaspi City on Luzon Island.

The landholding is underlain by a thick limestone unit which is adjacent to shale deposits. The limestone unit is part of a sequence of Paleocene to Oligocene sedimentary and volcanic rocks. The area has no previous history of exploration. Although the property has no established reserve or resource, the presence of abundant limestone outcrops over a large area suggests a large resource potential.

In 1997, Altai Philippines carried out site visits and a preliminary sampling program. The limestone was found to be of high purity, suitable for the manufacture of cement. There is also potential for outlining filler grade material suitable for use in the paper, plastic and rubber industries. The combination of pure limestone and shale and the possibility of inexpensive transportation by sea would provide an ideal source of raw material for the manufacture of cement.

In 1997 a letter of intent was signed by a private Philippines company, Ticao Island Cement Corporation ("Ticao"), to buy the property for US$1 million. Ticao reportedly conducted some geotechnical work on the deposit (results are not available to Altai). Ticao commissioned R.G. Abiera and Associates ("RGA"), Mandaluyong City, Philippines to carry out a scoping study on the economics of setting up a cement plant on this property. RGA estimated that the optimum plant size will have a yearly production capacity of 1.2 million tons of Portland cement. The capital cost was estimated at US$275 million with a payback period of two years.

Ticao could not finance the project due to the economic downturn in S.E. Asia at that time. The agreement has since expired.

Altai Resources Inc. intends to sell the property. There are no plans for exploration. As yet, there are no expenditures required to keep the MPSA application in good standing.

4.2.5 Mabulao Copper-Gold Property, Camarines Norte

Altai Philippines filed an application for Mineral Profit Sharing Agreement (MPSA) in May 1996 with the Government of Philippines. The property is covered by the following MPSA's which are registered as follows:

APSA V-0112	with an area of	3,159 hectares
AMA V-0145	with an area of	891 hectares
AMA V-0143	with an area of	3,645 hectares
AMA V-0248	with an area of	567 hectares
Total		8,262 hectares (20,400 acres)

A third party has 1.5% NSR royalty interest for gold and 0.5% NSR royalty interest for other metals. The property is located in southeast part of Luzon Island, in the Province of Camarines Norte, in the Larap - Paracale mining district. The geographical coordinates of the approximate center of the landholdings are: 14°12'30"N and 122° 41'00"E.

The area has well developed infrastructure. The national highway is located only a few kilometers from the property. The Larap-Paracale district has long history of exploration and gold production from vein type underground gold mines. Gold has been mined in the Paracale area since the 16th century. At present, gold mining is carried out only on a small scale by individuals and companies. The Royal Paracale Mine which is within the property boundary was the site of small scale gold mining in the past.

Philippine Iron Mines ("PIM"), the previous owner of the property, carried out exploration in the 1960's and 1970's. Initially PIM explored iron skarns and subsequently porphyry copper and skarn occurrences. PIM carried out IP surveys and drilling. The latter included drilling of a few dozen short drill holes over various targets. The records of PIM's exploration programs are fragmentary, some of the data was lost. There are records of drill hole intersections with more than 0.4% copper over tens of meters of length. These are porphyry type copper occurrences. PIM also drilled several short holes into a lead-zinc-silver skarn. Some of these drill holes have high grade intersections of zinc and silver with some indications of gold. There was no sufficient drilling to outline reserves. The property has no known reserves or resources.

In 1976 the properties of PIM were expropriated by the Martial Law regime of Ferdinand Marcos and the exploration work stopped.

Altai Resources Inc. carried out a surface exploration program in the period August to December 1996. This work included geological mapping, trenching, rock and soil sampling, line cutting, surveying and assaying.

Trenching of a lead-zinc-silver skarn was carried out by Altai in the Submakin portion of the property. At Submakin, 90 channel samples of 1 to 2 m length were taken. Assaying of channel samples gave the following results:

Average assay values	Maximum assay values
2 to 4% combined lead + zinc	10 to 24% combined lead + zinc
0.1% copper	2.6% copper
10 g/t silver	234 g/t silver
Trace gold	7 g/t gold

The thickness of the skarn zone is variable, the approximate average thickness is about five meters. The high grade zones are enveloped by low grade material. The discontinuous mineralized zone extends for several hundred meters.

Gold showings were discovered in the Submakin area near Potot River. Disseminated epithermal type gold mineralization occurs in clay altered andesite and andesite tuff. The best channel sample returned 7 meters of 3.77 g/t gold. In the area of this gold showing the outcrop conditions are poor. Although this relatively high grade disseminated gold occurrence may have limited extent, the area has many gold indications and warrants more detailed exploration.

In the Tamisan Area of the property which is very little explored, there is potential for epithermal gold deposits, both vein type and disseminated. Preliminary exploration by Altai Resources Inc. in the Tamisan area resulted in the discovery of a sulfide-rich vein emplaced in mudstone. The vein is 0.5 to 1 m thick, it outcrops only in a creekbed. One sample taken from the vein assayed 25 g/t gold, 225 g/t silver, 2.6% copper and 2.3% zinc.

Soil geochemical survey was carried out in a 1 square kilometer portion of the Submakin Area. The survey indicated 12 highly anomalous sites with 0.1 to 3.99 g/t gold. Soil gold anomalies which are adjacent to the contact of porphyritic dacite with andesite, are high priority exploration targets for epithermal gold.

In 1996, stream sediment sampling in an around the property was carried out with the assistance of personnel from the Normandy Group, an Australian gold producer. Stream sediments with BLEG gold anomalies in the 10 to 27.8 ppb range indicate that the area has exploration potential for finding epithermal gold mineralization.

The property geology and mineralization is described in a 1996 consulting report written by Southampton Associates Inc, a Toronto based consulting firm. The report is entitled: "Report on Philippine Mineral Properties of Altai Resources Inc.".

Altai would like to option the property. Alternatively, if the price of gold increases, Altai would carry out a surface exploration program aimed at some of the gold geochemical anomalies and gold showings.

4.2.6 Samar Gold Property, Eastern Samar

Altai Philippines filed an application for Mineral Profit Sharing Agreement (MPSA) registered as APSA-000038-VII in August 1996. The MPSA covers an area of 3,900 hectares (9,650 acres). A third party has 1.5% NSR royalty interest for gold and platinum and 0.5% NSR royalty interest for all other metals. The property is located on the southeast end of Samar Island, about 670 aerial kilometers south of Manila. The approximate center of the property has geographical coordinates of 11°32'30" north and 125°20'00" east. Access is by boat or airplane and surface road.

The property is underlain by ophiolites which are thrust over metamorphic basement rocks of basalts and deep marine sediments. Lateritic soil blankets most of the ophiolite terrain. There are gold occurrences in the lateritic soil which are exploited by the locals.

There is very little information available with respect to previous exploration. The property is described by Southampton Associates Inc., a Toronto based independent consultant in a 1996 dated report which is entitled: "Report on Philippine Mineral Properties of Altai Resources Inc.". In 1987 Minimax Exploration Corporation ("Minimax") of Australia did geological verification and reported the presence of boulders of vein quartz and of silicified, pyritized rocks in creekbeds.

In this area, the locals pan gold from the lateritic soil. Minimax also reported the presence of a white mineral found by panners in their pan concentrates. Minimax suggested that this was platinum or other platinum group metal. The property has potential for finding economic concentrations of gold in laterite. Platinum group metals may be possible byproducts.

Exploration of the property is conditional on improvement in gold price. If the price of gold improves, a reconnaissance exploration program at a cost of $25,000 will be carried out. The program would involve mapping, sampling, testpitting and assaying. The program would be funded from corporate treasury.

4.2.7 Bulan Gold Property, Sorsogon

Altai Philippines filed an application for Mineral Profit Sharing Agreement (MPSA) registered as AMA V-0135 in March 1996. The MPSA covers an area of 3,000 hectares (7,400 acres). A third party has 1% NSR royalty interest for gold and 0.5% NSR royalty interest for other metals.

The Bulan property is located at the south end of Luzon Island in the Province of Sorsogon, on the Bicol Peninsula.

The approximate center of the property has geographical coordinates of 12°43'00"N and 123°55'30"E. The property is located a few kilometers from paved highway and is accessible by a surface road.

Apart from geological and geochemical surveys carried out by government agencies, there is no history of mineral exploration in this area. In the 1991 to 1993 period, the Philippine Department of Environment and Natural Resources, Mines and Geosciences Bureau carried out detailed geological and geochemical surveys in this area. This program was a follow up of a reconnaissance geochemical survey which detected gold anomalies.

The property is underlain by Miocen age mafic flows and fragmental volcanic rocks which are disconformably overlain by Holocene age ash flow tuffs. Hydrothermal alteration of epithermal character is indicated by the presence of silica and clay altered mafic volcanics which are particularly abundant around Hill 148. This topographic high is thought to be a silica cap related to the upper part of an epithermal system. During the geological/geochemical surveys carried out by the Mines and Geosciences Bureau, 183 soil samples as well as 183 pan concentrates and 53 rock chip samples were taken. Boulders of altered rocks found along creekbeds assayed up to 1.44 g/t gold. Soil geochemical survey detected gold anomalies in the Monte Calvario Daganas Area. Copper and silver anomalies were detected from rock samples taken in the vicinity of Hill 148.

The results of the government's geological, geochemical surveys are described in a 1993 report written by Carranza E.J.M.: "Technical Report on the Detailed Follow-up Geological-Geochemical Survey in Monte Calvario-Daganas Area, Bulan, Sorsogon Province, Department of Environment and Natural Resources, Mines and Geo-Sciences Development Services".

In 1996 Altai carried out property visits and geological examinations.

Although Bulan is a grass root level property without any reserves or resources outlined, it has good potential for the discovery of epithermal gold mineralization. The first stage of exploration planned by Altai would include detailed geochemical and geological surveys of selected areas as well as trenching, sampling and prospecting at an approximate cost of $100,000.

4.3 Particulars of Non-Resource Assets

4.3.1 Altai Technologies Inc.

In June 1999, the Company set up Altai Technologies Inc. ("Altai Technologies"), its wholly owned subsidiary, to get involved in internet related projects. In January 2000 Altai Technologies acquired 28.01% equity interest (33.33% voting interest) of Mapcheck Inc. ("Mapcheck"), a private company in Waterloo, Ontario. Mapcheck had proprietary technology to set up community information portals across Canada and elsewhere. However due to the collapse of the equity market for technology issues, Mapcheck could not raise funds above and beyond $1 million provided by Altai Technologies to implement its business plan.

In 2003, Mapcheck is changing its name and has developed an internet based software more orientated to business-to-business applications. Altai Technologies will have 20% equity interest in the new company. Altai Technologies has no further financial obligations towards the project.

ITEM 5 SELECTED CONSOLIDATED FINANCIAL DATA

5.1 Annual Information

A copy of the consolidated financial statements of the Company for the year ended December 31, 2002 is attached as Schedule "A". The following table sets forth selected financial information of the Company for the last three completed fiscal years.

	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000
Total revenue	$ 245,629	$ 257,295	$ 221,950
Net loss	116,574	2,049,969	443,893
Loss per share	0.005	0.114	0.027
Total assets	3,671,322	3,788,953	5,514,124
Long Term Debt	Nil	Nil	473,736
Dividend Paid	Nil	Nil	Nil

There has not been any change in the accounting policies of the Company.

Compared to years 2000 and 2002, there was a much bigger net loss for the year ended December 31, 2001 due to the abandonment and write off of the remaining mineral properties in Peru, two properties in Canada and 1 property in Turkey, and the write down to a nominal value of the investment in the technology projects of which most of the expenditures were incurred in year 2000.

In October 2001, the convertible note (and the related interest payable) of Altai Technologies Inc., the Company's wholly owned subsidiary, were converted into common shares of the Company. Thereafter, the Company was debt free in its consolidated balance sheet.

Quarterly Financial Information

The following table is a summary of selected quarterly financial information of the Company for each of the eight quarters preceding the year ended December 31, 2002:

2002	Three Months Ended December 31	September 30	June 30	March 31
Revenue	$ 67,804	$ 64,347	$ 57,041	$ 56,437
Net Income (Loss)	447	(32,264)	(52,907)	(31,850)
Net Loss per share	$0.00	$0.002	$0.002	$0.001

2001	Three Months Ended December 31	September 30	June 30	March 31
Revenue	$ 47,773	$ 113,394	$ 48,432	$ 47,696
Net loss	(1,895,926)	(58,307)	(62,301)	(33,435)
Net Loss per share	($0.105)	($0.003)	($0.004)	($0.002)

5.2 Dividends

The Company has never paid dividends and has no intention to pay dividends on its common shares in the near future. However, the Company's dividend policy is reviewed periodically by the Board of Directors and is subject to change depending on earning of the Company, financial requirements and other factors as appropriate.

ITEM 6 MANAGEMENT DISCUSSION AND ANALYSIS

6.1 Quarterly Information

See "Selected Consolidated Financial Data – Quarterly Financial Information" in Item 5.1.. A copy of the consolidated financial statements of the Company for the year ended December 31, 2002 is attached as Schedule "A" to this AIF.

6.2 General

The Company is a Canadian mining exploration company with mineral properties and exploration rights in Canada and Philippines. The Company's strategy is to achieve corporate growth and shareholder value through low cost acquisitions and development.

The Company currently does not have a producing mineral property. However, four of its properties are in advance stage of exploration. The Company's only source of cash flow has been equity and debt financing and a small revenue from an option agreement with another company.

The Company considers its administrative costs to be reasonable and that they would compare favourably with other junior exploration companies. The Company has no material contracts other than the exploration joint ventures, no investor relations contracts, no legal proceeding and no debt obligations other than minor accounts payable. At the present time, the Company has no properties on which it is required to spend money other than the properties which are listed herein. See "Description of the Business" in Item 4. In addition, the Company has no material obligations which cannot be curtailed.

6.3 Results of Operations

In fiscal 2002, the Company reported a net loss of $116,574 compared to a net loss of $2,049,969 for the year ended December 31, 2001.

In Canada the Company holds 52.47% interest (as at December 31, 2002) in a gas property in Quebec and during the year 2002 most of the Company's attention was directed to this project. In year 2002, a deep gas target first identified in 2001 was further extended. According to the Company's independent consultant, the target is capable of hosting 172 billion cubic feet (BCF) of natural gas at a depth of 1,000 meters. In addition, to date 23 shallow (less than 150 meters deep) gas targets have been outlined within the permits. A program of exploration consisting of drilling, seismic surveys and engineering studies has been recommended by the consultant. The Company believes that due to its location in the industrial heartland of Quebec, the gas deposits will eventually serve as gas storage sites. See "Description of the Business – Lac St. Pierre gas and gas storage property, Quebec" in Item 4.1.2.

In Philippines, very little work has been done directly by the Company in the properties there in 2002 although its affiliate, Altai Philippines Mining Corporation has made some expenditures. Altai is making efforts to option or sell some of those properties to others.

6.4 Liquidity and Capital Resources

During 2001 and to a lesser extent in 2002 junior exploration companies faced difficult times due to lack of investor interest. Junior producers and companies with very advanced gold (or diamond) projects fared much better, especially in 2002. In 2001 the Company abandoned all its remaining properties in Peru due to difficulty of financing foreign early stage exploration projects. Consequently the Board of directors of the Company decided to concentrate on the Lac St. Pierre gas project in Quebec.

In February 2003, the Company completed a private placement of $75,000 for 750,000 common shares of which 300,000 shares are flow-through shares, to an accredited investor.

The Company has sufficient funds to cover its overhead expenses over the next two years. Funds for exploration will be raised via further private placements. The Company is also discussing with others on possibilities of joint venture on its properties and off-balance sheet financing of its exploration program on the gas project. To date no definitive decision has been made.

ITEM 7 MARKET FOR SECURITIES

The common shares of the Company are listed and posted for trading on the TSX Venture Exchange under the trading symbol ATI. In USA, the Company's Sec. Rule 12g3-2(b) Exemption No. is 82-2950.

ITEM 8 DIRECTORS AND OFFICERS

8.1 Name, Address, Occupation and Security Holding

8.1.1 Directors and Officers

The following table sets forth the names and municipalities of residence of the directors and officers of the Company, their positions held with the Company and their principal occupations.

Name and Municipality of Residence	Offices held	Principal Occupations during past five years	Director since
Niyazi Kacira, Ph.D., P.Eng., MBA, FGAC Toronto	President and CEO, Director	President and CEO (since 1987)	1987
Maria Au, MBA, CGA Toronto	Secretary-Treasurer, Director	Secretary-Treasurer (since 1989)	1991

Name and Municipality of Residence	Offices held	Principal Occupations during past five years	Director since
Didier Pomerleau, MBA, LLM, Ph.D., C.Adm. Toronto	Director	a) Senior Policy and Program Advisor, Ontario Ministry of Education (since 2002); b) Policy Analyst, Ontario Ministry of Community and Social Services (2001-2002) c) Business Manager, Excalibur Publications Inc. (2000-2001)	2001
K. Sethu Raman, Ph.D., FGAC Toronto	Director	President and CEO of Holmer Gold Mines Limited. (since 1986)	2001

The directors and executive officers of the Company as a group beneficially own, directly or indirectly, 5,571,252 common shares representing approximately 23.5% of the issued and outstanding common shares.

8.1.2 Audit Committee

The Company has an audit committee. The members include:

Didier Pomerleau
K. Sethu Raman
Niyazi Kacira

8.2 Corporate Cease Trade Orders or Bankruptcies

None of the directors or officers of the Company are, or have been within the past 10 years, directors or officers of other reporting companies, which, during such individual's tenure, was the subject of a cease trade, or similar order that denied that issuer access to any statutory exemptions for a period exceeding thirty consecutive days. None of the directors or officers are, or have been within the past 10 years, directors or officers of other issuers which were declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with any creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.

8.3 Penalties or Sanctions

None of the directors or officers of the Company have been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

8.4 Personal Bankruptcies

None of the directors or officers of the Company have, within the past 10 years, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.

8.5 Conflicts of Interest

In exercising their powers and performing their functions, the directors and officers are required to act honestly and in good faith and in the best interests of the Company, and to exercise the care, due diligence and skill of a reasonably prudent person. Every director or officer who is, in any way, directly or indirectly interested in a proposed contract or transaction with the Company, must disclose the nature and extent of his interest at a meeting of the directors. Every such director or officer must account to the Company for any profit made as a consequence of the Company entering into or performing the proposed contract or transaction, unless he discloses his interest, and after his disclosure, the proposed contract or transaction is approved by the Board of directors and he abstains from voting on the approval of the proposed contract or transaction.

ITEM 9 ADDITIONAL INFORMATION

The Company will provide to any person, upon request to the Secretary-Treasurer of the Company at its corporate head office:

1. one copy of this AIF, together with one copy of any document or the pertinent pages of such documents incorporated by reference herein;

2. one copy of the Company's comparative consolidated financial statements for its most recently completed financial year, together with the accompanying reports of the auditors, and one copy of any interim financial statements of the Company subsequent to the financial statements for the most recently completed financial year;

3. one copy of the management information circular of the Company in respect of its most recent annual meeting of shareholders.

The Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

Additional information including director's and officer's remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, will be contained in the management information circular for any meeting of the Company's shareholders that involves the election of directors. Furthermore, additional financial information is provided in the comparative consolidated financial statements for the Company's most recently completed year end, being December 31, 2002 (a copy of which is attached as Schedule "A" hereto) and a copy of such documents and any other documents incorporated by reference in this AIF may be obtained on request from the Secretary-Treasurer of the Company.

SCHEDULE "A"

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2002

		2002		2001
ASSETS				
Current				
Cash	$	64,681	$	104,315
Marketable securities (Note 3)		30,768		30,768
Accounts receivable		1,827		16,738
		97,276		151,821
Share investment (Note 4)		6,250		–
Note receivable (Note 5)		546,903		546,903
Investment in subsidiaries (Note 6)		643,508		810,321
Interests in mining properties (Note 7)		1,007,172		1,006,371
Natural gas interest (Note 8)		1,370,104		1,272,593
Investment in technology projects (Note 9)		1		1
Capital assets (Note 10)		108		943
Total Assets	$	3,671,322	$	3,788,953
LIABILITIES				
Current				
Accounts payable (Note 11)	$	37,677	$	40,684
SHAREHOLDERS' EQUITY				
Share capital (Note 12)		9,147,232		9,145,282
Deficit		(5,513,587)		(5,397,013)
		3,633,645		3,748,269
Total liabilities and shareholders' equity	$	3,671,322	$	3,788,953

The accompanying notes are an integral part of the financial statements.

Approved on behalf of the board:

"Niyazi Kacira" *(signed)*
____________________ Director

"Maria Au" *(signed)*
____________________ Director

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2002

		2002		2001
Revenue				
Investment and miscellaneous income	$	3,466	$	3,610
Interest earned on note receivable (Note 13)		242,163		205,242
Recovery on disposition of share investment		–		48,443
		245,629		257,295
Expenses				
Administrative expenses		33,005		113,778
Convertible note interest expense		–		19,313
Provision for doubtful accounts (Note 13)		242,163		205,242
Abandonment and write offs		–		832,105
Write down investment in technology projects (Note 9)		1,029		1,067,285
Write down share investment		250		–
Prospecting and general		1,283		843
Amortization		835		1,145
		278,565		2,239,711
Net loss before share of net loss of equity investment		(32,936)		(1,982,416)
Share of net loss of equity investment		(83,638)		(67,553)
Net loss		(116,574)		(2,049,969)
Accumulated deficit, beginning of year		(5,397,013)		(3,347,044)
Accumulated deficit, end of year	$	(5,513,587)	$	(5,397,013)
Net loss per share (weighted average)	$	(0.005)	$	(0.114)

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

		2002		2001
Operating activities				
Net loss	$	(116,574)	$	(2,049,969)
Items not affecting cash				
Share of net loss of equity investment		83,638		67,553
Write down of share investment		250		–
Abandonment and write offs		–		832,105
Write down investment in technology projects		1,029		1,067,285
Amortization		835		1,145
Loss on sale of marketable securities		–		10,432
Decrease (increase) in accounts receivable		14,911		(5,116)
Decrease in convertible note interest payable		–		(23,736)
Decrease in accounts payable		(3,007)		(22,718)
Cash used in operating activities		(18,918)		(123,019)
Investing activities				
Deferred exploration expenditures		(801)		(7,712)
Proceeds on sale of marketable securities		–		9,060
Natural gas interest		(97,511)		(188,588)
Share investment		(6,500)		–
Investment in technology projects		(1,029)		(852)
Investment in subsidiaries		83,175		34,766
Cash used in investing activities		(22,666)		(153,326)
Financing activities				
Issue of shares		1,950		821,253
Conversion of convertible note		–		(450,000)
Cash provided by financing activities		1,950		371,253
Change in cash		(39,634)		94,908
Cash, beginning of year		104,315		9,407
Cash, end of year	$	64,681	$	104,315

The accompanying notes are an integral part of the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

1. Nature of operations

The Company has interests in mining properties which it is in the process of exploring and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of expenditures on resource properties, including deferred exploration expenditures, is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the exploration and the development of the resource properties, and upon future profitable production or proceeds from the disposition thereof.

2. Summary of significant accounting policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries in Canada, Peru and the United States.

(b) Marketable securities

Marketable securities are carried at the lower of cost and market value.

(c) Interests in mining properties

Interests in mining properties and claims are stated at cost. Exploration expenditures relating to mining properties in which an interest is retained are deferred and are carried as an asset until the result of the projects are known. If a project is successful, the acquisition cost and related deferred exploration expenditures would be amortized by charges against income from future mining operations. If a project is unsuccessful or if exploration has ceased because continuation is not economically feasible, the cost of the property and the related exploration expenditures are written off.

Exploration expenditures, which are general in nature and cannot be associated with a specific group of mining claims, and general administrative expenses are written off in the year in which they are incurred.

(d) Natural gas interest

Natural gas interest is stated at cost and includes expenditures for carrying and retaining undeveloped properties.

(e) Capital assets

Capital assets are stated at cost less accumulated amortization. Amortization of capital assets has been provided in the accounts on the straight line basis at the following rates:

Furniture and fixtures - over 5 years
Computer equipment - over 3 years

(f) Financial instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with available information for a reasonable assessment of future cash flows, interest rate risk and credit risk.

(g) Foreign currency translation

Balances denominated in foreign currencies are translated into Canadian dollars as follows:

i) monetary assets and liabilities at year end rates;
ii) all other assets and liabilities at historical rates; and
iii) revenue and expense transactions at the average rate of exchange prevailing during the year.

Exchange gains or losses arising on these transactions are reflected in income in the year incurred.

(h) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(i) **Income taxes**

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income tax assets and liabilities are measured using tax rates expected to be recovered or settled. Tax benefits have not been recorded due to uncertainty regarding their utilization.

(j) **Stock based compensation**

Effective January 1, 2002 the Company adopted the new accounting recommendations relating to stock based compensation and other stock based payments as detailed in the Canadian Institute of Chartered Accountants handbook section 3870. CICA 3870 establishes standards for the recognition, measurement and disclosure of stock based compensation and other stock based payments made in exchange for goods and services applying the fair value method of accounting. As permitted by CICA 3870 the Company is using the intrinsic value method of accounting for stock options awarded to its employees and directors. On the date options on the Company's shares are granted to the employees and directors no compensation will be recorded when the exercise price is equal to or greater than the market price of the shares. The application of CICA 3870 had no impact on the Company's consolidated financial statements.

3. Marketable securities

The marketable securities on hand at December 31, 2002 had a market value of $108,122 (2001–$111,004).

4. Share investment

The share investment represents 50,000 common shares of Geostar Metals Inc. ("Geostar") issued in 2002 to the Company re the Option Agreement between Altai Philippines Mining Corporation ("Altai Philippines") and Geostar on the Sibuyan laterite nickel property of Altai Philippines signed in February 2002 and terminated in November 2002.

Trading of Geostar common shares has been halted since December 3, 2002 to date at the request of Geostar pending approval of its proposed company restructure and financing. The value of the Geostar shares as at December 31, 2002 has been adjusted based on the information provided by the Geostar press release of December 3, 2002 on the terms of the proposed transactions of four Geostar shares to be exchanged for one share of the new consolidated company and of the financing of the consolidated company at $0.50 per unit comprising of one consolidated company share and one share purchase warrant.

5. Note receivable

The note receivable represents a promissory note due from Altai Philippines Mining Corporation ("Altai Philippines"). This note bears interest at the rate of 18% per annum compounded annually. Although this note has no fixed terms of repayment, Altai Philippines is required under the terms of its shareholders' agreement to use at least 60% of its operating income to first pay any and all loans and accrued interest due to the Company. The monies advanced under this promissory note were for the purposes of exploration and acquisition of properties by Altai Philippines.

6. Investment in subsidiaries

The Company has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The main properties of Altai Philippines are Sibuyan Island lateritic nickel-cobalt property, Lahuy Island gold property, Negros Island sulfur property, Ticao limestone property, Mabulao copper-gold property, Samar gold property and Bulan gold property.

Since September 1998 Crew Development Corporation ("Crew"), through its wholly owned subsidiary, Crew Minerals Philippines Inc. (formerly Mindex Resources Development, Inc.), has an option agreement to put the Negros Island sulfur property into production for 75% net profit interest (NPI) of the property while Altai Philippines will be carried at 25% NPI. As at December 31, 2002 and to date, Crew has not yet put the property into production. In November 2002, the payment terms of the option agreement have been revised in consideration of the current world market conditions for sulfur and at the request of Crew. The purchase price of Altai Philippines' NPI in the property has been revised to US$750,000 if the purchase is made on or before January 2007 and to US$1 Million thereafter.

In February 2002, Altai Philippines entered into an option agreement with Geostar Metals Inc. ("Geostar") of Vancouver on Altai Philippines' nickel laterite property on Sibuyan Island. Under the option agreement, Geostar would have one year from the date of an exploration permit or a similar permit being granted to conduct its due diligence and to decide whether or not to exercise the option and Geostar was to fund the expenses for the application of the said permit. 50,000 common shares of Geostar were issued to the Company after the TSX Venture Exchange has accepted the agreement as consideration for the granting of the option. The option agreement has been terminated in November 2002 due to Geostar's lack of funding to finance the expenses for the application of the said permit.

The Company records its investment in Altai Philippines Mining Corporation on the equity basis. Under this method, the Company reflects in its earnings its proportionate share of the earnings (losses) of the subsidiary. The investment in the subsidiary is recorded at cost minus undistributed losses since inception.

	2002	2001
40% equity shares and investment expenses	$ 962,765	$ 1,045,940
Share of net losses to date	(319,258)	(235,620)
	$ 643,507	$ 810,320

The investment in the Company's wholly owned subsidiary, Compania Minera Carrera S.A., has been written down to a nominal value. The Company has abandoned all activities in Chile and currently retains no interest in any properties in the country.

7. **Interests in mining properties**

	Balance, Beginning of Year	Expenditure	Write-off/ Disposition	Balance, End of Year
Malartic Township, Quebec				
Property	$ 283,711	$ –	$ –	$ 283,711
Expenditure	722,660	801	–	723,461
	$ 1,006,371	$ 801	$ –	$ 1,007,172

Mining property description:

Malartic Township gold property, Quebec
50% working interest in three mining claims totalling 120 hectares (300 acres).

8. **Natural gas interest**

At the beginning of 2002 the Company owned a 52.4% working interest in a natural gas and gas storage property comprising natural gas permits covering 73,700 hectares (182,100 acres) in the Sorel area of Quebec.

As at December 31, 2002 this working interest was 52.47%. The project partner, Petro St-Pierre Inc. ("PSP"), had 47.53% working interest at December 31, 2002. Menora Resources Inc. holds a 10% net profit interest participation in the Company's future share of net profits after payback from the project. Menora's participation is limited to the recovery of its investment carrying value of $259,010.

In June 2002, the Company and PSP signed an agency agreement with AJL International, a Quebec private company, on non-exclusive and commission basis, for the latter to find a joint venture partner for the Company and PSP to further explore and develop the project. The agreement expires on June 15, 2003.

9. Investment in technology projects

The Company, through its wholly-owned subsidiary, Altai Technologies Inc. ("Altai Technologies"), has one high technology project, the Mapcheck Inc. project. As at December 31, 2002 and to date, Altai Technologies has made investment of $1,000,000 in Mapcheck Inc. of Waterloo, Ontario and has 28.01% equity interest (33.33% voting interest) in that company. The investment in the project has been written down to $1 as it has to date been unable to generate any operating income.

The enMonitor project, which had been written down to a nominal value in 2001, was written off in 2002.

The Company has a loan agreement with Altai Technologies that the total amount of all expenses, including any investment payments for the projects of Altai Technologies, which have been and will be paid by the Company on behalf of Altai Technologies in excess of $400,000 will be treated as a non-interest bearing loan and will be repayable to the Company immediately upon the earlier of the completion of any financing of Altai Technologies or the day before Altai Technologies becomes a publicly traded company.

10. Capital assets

			2001	2000
	Cost	Accumulated Amortization	Net	Net
Furniture and equipment	$ 3,866	$ 3,758	$ 108	$ 943

11. Accounts payable

Accounts payable includes $11,235 payable to an officer of the Company.

12. Share capital

Authorized
An unlimited number of common shares of no par value.

Issued	No. of shares	Amount
Issued at December 31, 2001	22,918,554	$ 9,145,282
Issued for cash – exercise of warrants	15,000	1,950
Issued at December 31, 2002	22,933,554	$ 9,147,232

a) Effective June 27, 2002, the Company's 1987 and 1996 Stock Option Plans have been terminated and replaced by the 2002 Stock Option Plan which authorizes the Board to grant up to 2,293,000 option shares to directors, officers and employees of the Company or of its subsidiaries. The options are generally exercisable for up to five years from the date of grant. The six stock options to directors, officers and employees totalling 393,000 shares granted under the former two stock option plans outstanding at June 27, 2002 remain in full force until they are fully exercised, expired or cancelled.

The prices of all share options granted are greater than or equal to the fair market value of each common share on the dates the options were granted.

At December 31, 2002, there were 697,000 option shares available for grant.

The following table summarizes share option activities since December 31, 2001:

		Options outstanding
	Number of shares	Weighted average exercise price
Balance at December 31, 2001	1,019,333	$ 0.23
Granted	1,263,000	0.10
Cancelled	(686,333)	0.21
Balance at December 31, 2002	1,596,000	$ 0.13

The following table summarizes outstanding share options at December 31, 2002:

Number of share options outstanding			Expiry date	Weighted average exercise price
Exercisable	Unexercisable	Total		
30,000	–	30,000*	January 27, 2003	$ 0.49
163,000	–	163,000*	July 3, 2003	0.35
26,667	13,333	40,000*	May 13, 2004	0.16
66,667	33,333	100,000*	October 10, 2004	0.10
1,203,000	–	1,203,000	August 18, 2007	0.10
60,000	–	60,000	October 31, 2007	0.10
1,549,334	46,666	1,596,000		$ 0.13

* granted under the 1987 and 1996 Stock Option Plans.

b) At December 31, 2002, there were 1,235,000 share purchase warrants outstanding. Each warrant allows the warrant holder to purchase one common share of the Company at $0.15 per share on or before October 9, 2003.

c) At December 31, 2002, there were 219,667 escrowed common shares outstanding.

13. Interest earned on note receivable and provision for doubtful accounts

A provision for doubtful accounts has been made for the annual interest income of the note receivable from Altai Philippines as it has to date been unable to generate operating income (see Note 5) and accordingly has been unable to meet its interest obligations to the Company.

14. Related party transactions

Consulting services were provided by officers. Fees for such services amounted to $72,000 (2001 – $74,200). These fees have been allocated to administrative expenses ($36,000) and investment in subsidiaries and resource properties ($36,000).

15. Income taxes

The provision for income taxes is different from the amount that would have been computed by applying statutory federal and provincial rates due to the following:

	2002	2001
Statutory rate	19.49%	19.49%
Loss before income taxes	$ (116,574)	$ (2,049,969)
Amortization per statements	835	1,145
Abandonment and write offs	–	832,105
Write down of share investment	250	–
Write down of investment in technology projects	1,029	1,067,285
Share of loss of equity investment	83,638	67,553
Non-taxed capital loss	–	(48,443)
Non-deductible (gain)/losses of subsidiaries	(5,939)	62,748
Loss for tax purposes	$ (36,761)	$ (67,576)

The Company has income tax losses in the amount of $904,000 (2001 - $1,082,000) and tax pools in the amount of $1,082,000 (2001 - $984,000) available to reduce future taxable income. The potential benefits of these amounts have not been reflected in these financial statements.

Income tax losses by year of expiry:

2003	$ 394,000
2004	212,000
2005	94,000
2006	27,000
2007	73,000
2008	67,000
2009	37,000
	$ 904,000

16. Subsequent events

(a) In January 2003, 30,000 option shares at $0.10 per share were exercised and 30,000 option shares at $0.49 per share expired without being exercised.

(b) In February 2003 the Company has assumed the operatorship of the Lac St. Pierre gas and gas storage project, Quebec from Petro St-Pierre Inc., the project joint-venture partner.

(c) In February 2003 the Company closed a private placement of $75,000 for 750,000 common shares of which 300,000 shares are flow-through shares, at $0.10 per share to an accredited investor.

Bolton & Bolton

Chartered Accountants

25 Oak crest Avenue, Unionville, Ontario L3R 2B9

AUDITORS' REPORT

To the Shareholders of Altai Resources Inc.

We have audited the consolidated balance sheets of Altai Resources Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Unionville, Ontario
February 14, 2003

"Bolton & Bolton" *(signed)*
Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the expression of a qualified opinion when the financial statements are affected by significant uncertainties such as those referred to in notes 1 and 2 to the financial statements. The opinion in our report to the shareholders dated February 14, 2003 is not qualified with respect to, and provides no reference to, these uncertainties since such an opinion would not be in accordance with Canadian reporting standards for auditors when the uncertainties are adequately disclosed in the financial statements.

Unionville, Ontario
February 14, 2003

"Bolton & Bolton" *(signed)*
Chartered Accountants